UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2019

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 16th Floor

W668 Building

Nos. 668 Castle Peak Road

Cheung Sha Wan, Kowloon

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K, or this Report, for the quarter ended September 30, 2019. This Report is hereby incorporated by reference into: the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013, the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 3, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 3, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), the Registration Statement of Seaspan Corporation filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), the Registration Statement of Seaspan Corporation filed with the SEC on May 23, 2016 on Form F-3 (Registration No. 333-211545), as amended on March 3, 2017, March 7, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), the Registration Statement of Seaspan Corporation filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176),  the Registration Statement of Seaspan Corporation filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), the Registration Statement of Seaspan Corporation filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), the Registration Statement of Seaspan Corporation filed with the SEC on April 13, 2018 (Registration No. 333-224288), as amended on May 3, 2018 and May 7, 2018, the Registration Statement of Seaspan Corporation filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), the Registration Statement of Seaspan Corporation filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), and the Registration Statement of Seaspan Corporation filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 18, 2019	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION
REPORT ON FORM 6-K FOR THE QUARTER ENDED SEPTEMBER 30, 2019

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly-owned subsidiaries which provide us with all of our technical, administrative and strategic services.

References to customers are as follows:

Customer	Reference
Arkas Line	Arkas
CMA CGM S.A.	CMA CGM
China COSCO Holdings Company Limited	COSCO
Hapag-Lloyd AG	Hapag-Lloyd
Hyundai Merchant Marine Co., Ltd.	HMM
Korea Marine Transport Co., Ltd.	KMTC
Maersk Line A/S(2)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.(1)	MOL
Ocean Network Express Pte. Ltd.(1)	ONE
Yang Ming Marine Transport Corp.	Yang Ming Marine

_____________________

(1)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, Ocean Network Express Pte. Ltd.
(2)	A subsidiary of A.P. Moller-Maersk A/S.

We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited interim consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report (on Form 20-F) and Quarterly Report (on Form 6-K) for the year ended December 31, 2018 and quarters ended March 31, 2019 and June 30, 2019, respectively. The Annual Report and Quarterly Reports were filed with the U.S. Securities and Exchange Commission, on March 26, 2019, May 3, 2019 and August 14, 2019, respectively. Unless otherwise indicated, all amounts in this Report are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	September 30,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$258,901	$357,327
Short-term investments	—	2,532
Accounts receivable	11,790	13,001
Prepaid expenses and other	32,129	36,519
Gross investment in lease (note 4)	44,469	44,348
Fair value of financial instruments (note 20(c))	—	113
	347,289	453,840
Vessels (note 5)	5,761,779	5,926,274
Right-of-use assets (note 6)	985,563	—
Gross investment in lease (note 4)	784,340	817,631
Goodwill	75,321	75,321
Other assets (note 7)	185,416	204,931
	$8,139,708	$7,477,997
Liabilities, puttable preferred shares and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$71,735	$70,211
Current portion of deferred revenue (note 8)	61,538	55,915
Current portion of long-term debt (note 9)	361,882	722,641
Current portion of operating lease liabilities (note 10)	159,757	—
Current portion of long-term obligations under other financing arrangements (note 11)	144,328	48,384
Current portion of other long-term liabilities (note 12)	7,124	32,243
	806,364	929,394
Deferred revenue (note 8)	351,889	376,884
Long-term debt (note 9)	2,437,433	2,764,900
Operating lease liabilities (note 10)	810,764	—
Long-term obligations under other financing arrangements (note 11)	458,770	591,372
Other long-term liabilities (note 12)	12,968	180,157
Fair value of financial instruments (note 20(c))	56,323	127,172
Total liabilities	4,934,511	4,969,879

Puttable preferred shares; $0.01 par value; nil issued and outstanding (2018 - 1,986,449) (notes 2 and 13(a))	—	48,139

Shareholders’ equity:
Share capital (note 13):
Preferred shares; $0.01 par value, 150,000,000 shares authorized (2018 - 150,000,000); 33,335,570 shares issued and outstanding (2018 - 33,272,706)
Class A common shares; $0.01 par value; 400,000,000 shares authorized (2018 - 400,000,000); 215,649,215 shares issued and outstanding (2018 – 176,835,837)	2,491	2,102
Treasury shares	(374)	(371)
Additional paid in capital	3,452,511	3,126,457
Deficit	(227,632)	(645,638)
Accumulated other comprehensive loss	(21,799)	(22,571)
	3,205,197	2,459,979
	$8,139,708	$7,477,997

Basis of presentation (note 1(a))

Commitments and contingencies (note 18)

Subsequent events (note 22)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenue	$282,716	$294,981	$843,459	$801,419
Operating expenses (income):
Ship operating	56,789	55,360	170,419	163,676
Depreciation and amortization	63,917	65,053	189,841	181,085
General and administrative	7,673	8,148	23,335	24,494
Operating leases (note 10)	38,268	33,048	116,304	96,571
Income related to modification of time charters (note 17)	—	—	(227,000)	—
	166,647	161,609	272,899	465,826
Operating earnings	116,069	133,372	570,560	335,593
Other expenses (income):
Interest expense and amortization of deferred financing fees	44,999	56,038	151,464	149,387
Interest expense related to amortization of debt discount (note 9)	4,439	2,193	12,910	5,091
Interest income	(1,958)	(1,128)	(8,239)	(2,893)
Refinancing expenses	2,921	—	6,136	—
Acquisition related gain on contract settlement	—	—	—	(2,430)
Change in fair value of financial instruments (note 20(c))	22,068	(4,526)	37,661	(29,775)
Equity income on investment	—	—	—	(1,216)
Other expenses	637	822	2,386	1,728
	73,106	53,399	202,318	119,892
Net earnings	$42,963	$79,973	$368,242	$215,701
Earnings per share (note 14):
Class A common share, basic	$0.12	$0.37	$1.47	$1.10
Class A common share, diluted	$0.11	$0.36	$1.44	$1.07

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Net earnings	$42,963	$79,973	$368,242	$215,701
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 20(c))	254	271	772	847
Comprehensive income	$43,217	$80,244	$369,014	$216,548

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

Three months ended September 30, 2019

				Number of		Non-				Accumulated
	Series D puttable		Number of	non-puttable		puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders'
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, June 30, 2019, carried forward	1,983,585	$48,969	215,617,526	33,275,570	$2,157	$333	$(374)	$3,450,025	$(224,965)	$(22,053)	$3,205,123
Net earnings	—	—	—	—	—	—	—	—	42,963	—	42,963
Other comprehensive income	—	—	—	—	—	—	—	—	—	254	254
Dividends on Class A common shares ($0.13 per share)	—	—	—	—	—	—	—	—	(26,958)	—	(26,958)
Dividends on preferred shares (Series D - $0.50 per share; Series E - $0.52 per share; Series G - $0.51; Series H - $0.49 per share; Series I - $0.50 per share)	—	—	—	—	—	—	—	—	(18,247)	—	(18,247)
Accretion of puttable preferred shares with holder put option	—	303	—	—	—	—	—	—	(303)	—	(303)
Exercise of puttable preferred share with holder put option (note 2)	(1,923,585)	(47,782)	—	—	—	—	—	—	—	—	—
Cancellation of put option on puttable preferred shares	(60,000)	(1,490)	—	60,000	—	—	—	1,490	—	—	1,490
Shares issued through dividend reinvestment program	—	—	30,494	—	—	—	—	303	—	—	303
Share-based compensation expense (note 15): Restricted Class A common shares, phantom share units, restricted stock units and stock options	—	—	1,195	—	1	—	—	693	(122)	—	572
Balance, September 30, 2019	—	$—	215,649,215	33,335,570	$2,158	$333	$(374)	$3,452,511	$(227,632)	$(21,799)	$3,205,197

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

Three months ended September 30, 2018

				Number of						Accumulated
	Series D puttable		Number of	non-puttable		Non-puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	Shares	capital	Deficit	loss	equity
Balance, June 30, 2018, carried forward	1,986,449	$47,256	137,283,264	32,872,706	$1,373	$329	$(371)	$2,862,936	$(749,752)	$(23,112)	$2,091,403
Net earnings	—	—	—	—	—	—	—	—	79,973	—	79,973
Other comprehensive income	—	—	—	—	—	—	—	—	—	271	271
Series I preferred shares issued	—	—	—	6,000,000	—	60	—	149,940	—	—	150,000
Warrants issued	—	—	—	—	—	—	—	67,523	—	—	67,523
Exercise of warrants	—	—	38,461,539	—	385	—	—	249,348	—	—	249,733
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	(73,005)	—	—	(73,005)
Accretion of preferred shares with holder put option	—	439	—	—	—	—	—	—	(439)	—	(439)
Redemption of Series F preferred shares	—	—	—	(5,600,000)	—	(56)	—	(139,944)	245	—	(139,755)
Shares issued through dividend reinvestment program	—	—	909,412	—	9	—	—	7,606	—	—	7,615
Share-based compensation expense: Restricted Class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	—	—	1,461	—	—	—	—	332	—	—	332
Other share-based compensation	—	—	2,619	—	—	—	—	23	(61)	—	(38)
Treasury shares	—	—	(5,506)	—	—	—	—	—	—	—	—
Balance, September 30, 2018	1,986,449	$47,695	176,652,789	33,272,706	$1,767	$333	$(371)	$3,124,759	$(670,034)	$(22,841)	$2,433,613

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

Nine months ended September 30, 2019

				Number of		Non-				Accumulated
	Series D puttable		Number of	non-puttable		puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders'
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2018, carried forward	1,986,449	$48,139	176,835,837	33,272,706	$1,769	$333	$(371)	$3,126,457	$(645,638)	$(22,571)	$2,459,979
Impact of accounting policy change (note 1(b))	—	—	—	—	—	—	—	—	181,053	—	181,053
Adjusted balance, December 31, 2018	1,986,449	$48,139	176,835,837	33,272,706	$1,769	$333	$(371)	$3,126,457	$(464,585)	$(22,571)	$2,641,032
Net earnings	—	—	—	—	—	—	—	—	368,242	—	368,242
Other comprehensive income	—	—	—	—	—	—	—	—	—	772	772
Exercise of warrants (note 13(b))	—	—	38,461,539	—	385	—	—	321,175	—	—	321,560
Fees and expenses in connection with issuance of 2019 Warrants	—	—	—	—	—	—	—	(245)	—	—	(245)
Dividends on Class A common shares ($0.38 per share)	—	—	—	—	—	—	—	—	(76,024)	—	(76,024)
Dividends on preferred shares (Series D - $1.49 per share; Series E - $1.55 per share; Series G - $1.54; Series H - $1.48 per share; Series I - $1.50 per share)	—	—	—	—	—	—	—	—	(53,685)	—	(53,685)
Accretion of puttable preferred shares with holder put option	—	1,204	—	—	—	—	—	—	(1,204)	—	(1,204)
Exercise of puttable preferred share with holder put option (note 2)	(1,923,585)	(47,782)	—	—	—	—	—	—	—	—	—
Cancellation of put option on puttable preferred shares	(62,864)	(1,561)	—	62,864	—	—	—	1,561	—	—	1,561
Shares issued through dividend reinvestment program	—	—	95,291	—	1	—	—	908	—	—	909
Share-based compensation expense (note 15): Restricted Class A common shares, phantom share units, restricted stock units and stock options	—	—	257,799	—	3	—	—	2,655	(376)	—	2,282
Treasury shares	—	—	(1,251)	—	—	—	(3)	—	—	—	(3)
Balance, September 30, 2019	—	$—	215,649,215	33,335,570	$2,158	$333	$(374)	$3,452,511	$(227,632)	$(21,799)	$3,205,197

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

Nine months ended September 30, 2018

				Number of						Accumulated
	Series D puttable		Number of	non-puttable		Non-puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	Shares	capital	Deficit	loss	equity
Balance, December 31, 2017, carried forward	—	$—	131,664,101	32,872,706	$1,317	$329	$(377)	$2,752,988	$(781,137)	$(23,688)	$1,949,432
Net earnings	—	—	—	—	—	—	—	—	215,701	—	215,701
Other comprehensive income	—	—	—	—	—	—	—	—	—	847	847
Class A common shares issued	—	—	2,514,996	—	25	—	—	13,883	—	—	13,908
Series D preferred shares issued	1,986,449	46,676	—	—	—	—	—	—	—	—	—
Series I preferred shares issued	—	—	—	6,000,000	—	60	—	149,940	—	—	150,000
Warrants issued	—	—	—	—	—	—	—	67,523	—	—	67,523
Exercise of warrants	—	—	38,461,539	—	385	—	—	326,909	—	—	327,294
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	(73,035)	—	—	(73,035)
Dividends on Class A common shares ($0.38 per share)	—	—	—	—	—	—	—	—	(50,658)	—	(50,658)
Dividends on preferred shares (Series D - $1.49 per share; Series E - $1.55 per share; Series F - $1.77 per share; Series G - $1.54 per share; Series H - $1.48 per share)	—	—	—	—	—	—	—	—	(52,627)	—	(52,627)
Accretion of preferred shares with holder put option	—	1,019	—	—	—	—	—	—	(1,019)	—	(1,019)
Redemption of Series F preferred shares	—	—	—	(5,600,000)	—	(56)	—	(139,944)	—	—	(140,000)
Shares issued through dividend reinvestment program	—	—	2,917,446	—	29	—	—	22,271	—	—	22,300
Share-based compensation expense: Restricted Class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	—	—	192,334	—	2	—	—	1,759	—	—	1,761
Other share-based compensation	—	—	908,877	—	9	—	—	2,465	(294)	—	2,180
Treasury shares	—	—	(6,504)	—	—	—	6	—	—	—	6
Balance, September 30, 2018	1,986,449	$47,695	176,652,789	33,272,706	$1,767	$333	$(371)	$3,124,759	$(670,034)	$(22,841)	$2,433,613

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Cash from (used in):
Operating activities:
Net earnings	$42,963	$79,973	$368,242	$215,701
Items not involving cash:
Depreciation and amortization	63,917	65,053	189,841	181,085
Amortization of right-of-use asset (note 6)	28,036	—	83,443	—
Share-based compensation (note 15)	693	355	2,655	1,905
Amortization of deferred financing fees, debt discount and fair value of long term debt	7,743	5,726	22,629	14,283
Amounts reclassified from other comprehensive loss to interest expense (note 20(c))	70	80	219	254
Unrealized change in fair value of financial instruments	(406)	(13,925)	(13,724)	(62,834)
Acquisition related gain on contract settlement	—	—	—	(2,430)
Equity income on investment	—	—	—	(1,216)
Deferred gain on sale-leasebacks (note 12)	—	(5,527)	—	(16,636)
Amortization of acquired revenue contracts	3,977	1,902	9,796	5,461
Refinancing expenses	2,921	—	6,136	—
Other	(576)	(355)	(1,313)	(1,044)
Changes in assets and liabilities:
Accounts receivable	493	6,659	4,464	8,526
Lease receivable	11,177	11,178	33,170	33,096
Prepaid expenses and other	1,670	227	4,047	8,274
Deferred dry-dock	(4,343)	(26)	(13,410)	(8,265)
Other assets	(1,325)	—	1,037	—
Accounts payable and accrued liabilities	(3,928)	3,640	(430)	(9,514)
Deferred revenue	945	(12,300)	(19,372)	(42,292)
Operating lease liabilities	(30,594)	—	(83,660)	—
Other long-term liabilities	—	(1,470)	—	(1,470)
Fair value of financial instruments	22,480	9,399	51,391	33,059
Cash from operating activities	145,913	150,589	645,161	355,943
Financing activities:
Preferred shares issued, net of issuance costs	—	144,416	—	144,416
Repayment of credit facilities	(367,040)	(225,916)	(1,276,755)	(360,660)
Draws on credit facilities	115,900	—	734,893	325,600
Fairfax notes and warrants issued	—	—	250,000	250,000
Draw on long-term obligations under other financing arrangements	—	—	—	46,964
Repayment of long-term obligations under other financing arrangements	(12,787)	(12,365)	(38,004)	(35,672)
Senior unsecured notes repurchased, including related expenses	—	—	(8,998)	—
Repayment of senior unsecured notes	—	—	(311,398)	—
Proceeds from exercise of warrants	—	250,000	250,000	250,000
Redemption of preferred shares	(47,782)	(143,430)	(47,782)	(143,430)
Financing fees	(7,890)	(2,753)	(23,619)	(15,868)
Dividends on common shares	(26,656)	(9,549)	(75,115)	(28,358)
Dividends on preferred shares	(18,247)	(14,720)	(53,685)	(49,680)
Cash from (used in) financing activities	(364,502)	(14,317)	(600,463)	383,312
Investing activities:
Expenditures for vessels	(3,532)	(5,613)	(9,810)	(306,626)
Short-term investments	106	(105)	2,532	(2,401)
Prepayment on vessel purchase	(6,620)	—	(6,620)	—
Other assets	(1,100)	(201)	(6,806)	2,510
Loans to affiliate	—	—	—	(427)
Payments on settlement of interest swap agreements	(104,825)	(8,390)	(122,054)	(30,992)
Acquisition of GCI (note 2)	—	—	—	(333,581)
Cash acquired from GCI acquisition (note 2)	—	—	—	70,121
Cash used in investing activities	(115,971)	(14,309)	(142,758)	(601,396)
Increase (decrease) in cash and cash equivalents	(334,560)	121,963	(98,060)	137,859
Cash and cash equivalents and restricted cash, beginning of period	607,896	283,132	371,396	267,236
Cash and cash equivalents and restricted cash, end of period	$273,336	$405,095	$273,336	$405,095

Supplemental cash flow information (note 1(b) and 16)
See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies:

(a)	Basis of presentation:

Except for the changes described in note 1(b), the accompanying interim financial information of Seaspan Corporation (the “Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2018 audited annual consolidated financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2018 annual consolidated financial statements filed with the U.S. Securities and Exchange Commission in the Company’s 2018 Annual Report on Form 20-F.

(b)	Recently adopted accounting pronouncements:

Effective January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, “Leases”, using the modified retrospective method, whereby a cumulative effect adjustment was made as of the date of initial application. The Company elected the practical expedient to use the effective date of adoption as the date of initial application. Accordingly, financial information and disclosures in the comparative period were not restated. The Company also elected to apply the package of practical expedients such that for any expired or existing leases, it did not reassess lease classification, initial direct costs or whether the relevant contracts are or contain leases. The Company did not use hindsight to reassess lease term or for the determination of impairment of right-of-use assets.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies (continued):

(b)	Recently adopted accounting pronouncements (continued):
The impacts of the adoption of ASU 2016-02 are as follows:
(in thousands of US dollars)	As reported at December 31, 2018	Adjustments	Adjusted at January 1, 2019
Right-of-use assets (1) (2)	$—	$1,068,272	$1,068,272
Other assets (2)	204,931	(17,286)	187,645
Accounts payable and accrued liabilities (1)	70,211	(2,460)	67,751
Current portion of operating lease liabilities (1)	—	160,174	160,174
Current portion of other long-term liabilities (3)	32,243	(22,183)	10,060
Operating lease liabilities (1)	—	893,272	893,272
Other long-term liabilities (3)	180,157	(158,870)	21,287
Deficit (3)	(645,638)	181,053	(464,585)

______________________

(1)

Upon adoption of ASU 2016-02, the Company recorded non-cash right-of-use assets and operating lease liabilities on the balance sheet for its vessel sale-leaseback transactions and office leases under operating lease arrangements. Prior to January 1, 2019, operating leases were not included on the balance sheet and were recorded as operating lease expenses when incurred. The amount recognized as operating lease liabilities was based on the present value of future minimum lease payments, discounted using the lessor’s rate implicit in the lease or the Company’s incremental borrowing rate if the lessor’s implicit rate is not readily determinable and includes any existing accrued payments related to lease liabilities. Minimum lease payments referenced to an indexed rate were determined based on the respective rates at the adoption date.

(2)	Initial direct costs related to the Company’s vessel sale-leaseback transactions under operating lease arrangements were reclassified from other assets to right-of-use assets.
(3)	Deferred gain related to the Company’s vessel sale-leaseback transactions was recognized through deficit on the initial date of application.

The accounting for lessors is largely unchanged under ASU 2016-02. The Company evaluated its lessor arrangements and determined that the amounts recognized and the pattern of recognition remain substantially the same as existing guidance which was previously used by the Company.

(c)	Recent accounting pronouncements:

Measurement of credit loss

In June 2016, Financial Account Standards Board (“FASB”) issued ASU 2016-13, “Measurement of Credit Loss on financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. The revised guidance is effective for fiscal years, excluding operating lease receivables, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim period within those years, beginning after December 15, 2018. The Company is evaluating this accounting update to determine the impact it will have on its consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies (continued):

(d)	Leases:

Leases are classified as operating leases or financing leases based on the lease term and fair value associated with the lease. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.

Lessor arrangements

The Company derives its revenue primarily from the charter of its vessels. Time charters classified as operating leases include a lease component associated with the use of the vessel and a non-lease component related to vessel management. Total consideration in the lease agreement is allocated between the lease and non-lease components based on their relative standalone selling prices. For arrangements where the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and the lease component, if accounted for separately, would be classified as an operating lease, the Company has elected to treat the lease and non-lease components as a single lease component. Revenue is recognized each day the vessels are on-hire, managed and performance obligations are satisfied.

For financing leases that are classified as direct financing leases, the difference between the gross investment in the lease and the present value of the minimum lease payments and any unguaranteed residual value, if applicable, is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The lower of the fair value of the vessel based on information available at lease commencement date and the present value of the minimum lease payments computed using the interest rate implicit in the lease, represents the price, from which the carrying value of the vessel is deducted in order to determine the selling profit or loss. The unearned lease interest income including any selling profit and initial direct costs are deferred and amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in lease. Any selling loss related to direct financing leases are recognized at lease commencement date.

For financing leases that are classified as sales-type leases, any selling profit or loss are recognized at lease commencement date. Initial direct costs are expensed at lease commencement date if the fair value of the vessel is different from its carrying amount.

Lessee arrangements

The Company is the lessee in some of its vessel sale-leaseback transactions. Leases classified as operating leases are recorded as lease liabilities based on the present value of minimum lease payments over the lease term, discounted using the lessor’s rate implicit in the lease or the Company’s incremental borrowing rate, if the lessor’s implicit rate is not readily determinable. The lease term includes all periods covered by renewal and termination options where the Company is reasonably certain to exercise the renewal options or not to exercise the termination options. Corresponding right-of-use assets are recognized consisting of the lease liabilities, initial direct costs and any lease incentive payments.

Lease liabilities are drawn down as lease payments are made and right-of-use assets are depreciated over the term of the lease. Operating lease expenses are recognized on a straight-line basis over the term of the lease, consisting of interest accrued on the lease liability and depreciation of the right-of-use asset, adjusted for changes in index-based variable lease payments in the period of change.

Lease payments on short-term operating leases with lease terms twelve months or less are expensed as incurred.

Transactions are determined to be sale-leaseback transactions when control of the vessel is transferred. For sale-leaseback transactions, where the Company is the seller-lessee, any gains or losses on sale is recognized upon transfer.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.       Significant accounting policies (continued):

(e)	Comparative information:

Certain prior period’s information have been reclassified to conform with current financial statement preparation.

2.       Acquisition of Greater China Intermodal Investments LLC:

On March 13, 2018, the Company acquired the remaining 89.2% that it did not own of Greater China Intermodal Investments LLC (“GCI”) from affiliates of The Carlyle Group and the minority owners of GCI. GCI’s fleet of 18 containerships, including two newbuilds, was comprised of 10000 TEU and 14000 TEU eco-class vessels.

The aggregate purchase price was $498,050,000, comprised of:

Cash	$331,904
1,986,449 of the Company’s Series D preferred shares	47,158
2,514,996 of the Company’s Class A common shares	13,908
Settlement of intercompany balances	41,279
Carrying value of previously held equity interest	61,891
Acquisition related transaction fees	1,910
Aggregate purchase price	$498,050

Under the Agreement and Plan of Merger, $10,000,000 was deposited in escrow for settlement of potential indemnifiable damages.  In March 2019, the deposit was released from escrow.

The value of the Company’s Series D preferred shares and Class A common shares was determined based on the closing market price of those shares on March 13, 2018, the date the acquisition closed. The initial holders of the 1,986,449 Series D preferred shares had a one-time right commencing on September 13, 2019 and ending on October 13, 2019 to put these Series D preferred shares to the Company for a price of $24.84 per share. As a result, these puttable preferred shares were classified as temporary equity. In September 2019, the initial holders exercised the one-time put right related to 1,923,585 preferred shares in exchange for $47,782,000. Subsequent to the exercise, the remaining preferred shares were reclassified to permanent equity.

3.       Related party transactions:

(a)

Prior to March 13, 2018, the Company had a 10.8% equity interest in GCI.  The Company purchased the remaining 89.2% interest in GCI on March 13, 2018 (see note 2) and consolidated GCI from the date of acquisition.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.       Related party transactions (continued):

(b)	The Company incurred the following income or expenses with related parties:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Expenses incurred:
Interest expense (1)	$6,875	$3,437	$20,052	$8,631
Income earned:
Interest income	—	—	—	427
Management fees	—	—	—	914

__________________________

(1)	Excludes amortization of debt discount (note 9).

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

Pursuant to the earlier agreements, on January 15, 2019, the Company issued to Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”) a second tranche of $250,000,000 in debentures (“2026 Notes”) and warrants to purchase 38,461,539 of the Company’s Class A common shares at an exercise price of $6.50 per share (“2019 Warrants”). The 2019 Warrants were immediately exercised at an exercise price of $6.50 per share for aggregate proceeds of $250,000,000.

As at September 30, 2019, Fairfax held approximately 36% of our outstanding common shares and have designated two members to our board of directors. Accordingly, Fairfax is a related party. Interest expense relates to notes issued to Fairfax (“Fairfax Notes”).

Interest income was earned on loans to affiliate, prior to March 13, 2018. Management fees were earned from GCI for the management of GCI’s vessels, prior to March 13, 2018, and are included in revenue.

4.       Gross investment in lease:

	September 30,	December 31,
	2019	2018
Gross investment in lease	$828,809	$861,979
Current portion	(44,469)	(44,348)
Gross investment in lease	$784,340	$817,631

At September 30, 2019, the minimum lease receivable from direct financing leases are as follows:

Remainder of 2019	$11,177
2020	44,469
2021	44,348
2022	44,348
2023	44,348
Thereafter	640,119
$828,809

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

5.      Vessels:

		Accumulated	Net book
September 30, 2019	Cost	depreciation	value
Vessels	$8,014,760	$2,252,981	$5,761,779

		Accumulated	Net book
December 31, 2018	Cost	depreciation	value
Vessels	$8,004,011	$2,077,737	$5,926,274

6.      Right-of-use assets:

September 30, 2019	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060,851	$(82,154)	$978,697
Office operating leases	8,155	(1,289)	6,866
Right-of-use assets	$1,069,006	$(83,443)	$985,563

During the three and nine months ended September 30, 2019, the Company amortized $28,036,000 and $83,443,000 related to right-of-use assets, respectively.

7.     Other assets:

	September 30, 2019	December 31, 2018
Intangible assets (a)	$98,924	$111,968
Deferred dry-dock (b)	37,329	36,660
Deferred financing fees (c)	5,208	17,286
Restricted cash	14,435	14,069
Other	29,520	24,948
Other assets	$185,416	$204,931

(a)	Intangible assets:

Intangible assets are primarily comprised of the acquisition date fair value of time charter contracts acquired.  During the three and nine months ended September 30, 2019, the Company recorded $4,992,000 and $14,781,000 (September 30, 2018 – $4,328,000 and $9,455,000) of amortization related to acquired time charter contracts, respectively.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7.     Other assets (continued):

(a)	Intangible assets (continued):

Future amortization related to acquired time charter contracts is as follows:

Remainder of 2019	$4,975
2020	19,223
2021	17,658
2022	16,090
2023	12,390
Thereafter	25,226
$95,562
(b)	Deferred dry-dock:

During the nine months ended September 30, 2019, changes in deferred dry-dock were as follows:

Dry-docking
December 31, 2018	$36,660
Cost incurred	13,431
Amortization expensed	(12,762)
September 30, 2019	$37,329
(c)	Deferred financing fees:

Initial direct costs related to the Company’s vessel sale-leaseback transactions under operating lease arrangements were reclassified from other assets to right-of-use assets, upon adoption of ASU 2016-02 (note 1(b)).

8.      Deferred revenue:

	September 30,	December 31,
	2019	2018
Deferred revenue on time charters	$28,952	$22,318
Deferred interest on lease receivable	384,475	410,481
Deferred revenue	413,427	432,799
Current portion of deferred revenue	(61,538)	(55,915)
Deferred revenue	$351,889	$376,884

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.      Long-term debt:

	September 30,	December 31,
	2019	2018
Long-term debt:
Revolving credit facilities (a) (c) (d)	$755,951	$788,198
Term loan credit facilities (b) (c) (d)	1,648,838	2,158,743
Senior unsecured notes (e)	80,000	400,396
Fairfax Notes (f)	500,000	250,000
	2,984,789	3,597,337
Fair value adjustment on term loan credit facilities (b)	(513)	(2,339)
Debt discount on Fairfax Notes (f)	(155,332)	(83,392)
Deferred financing fees	(29,629)	(24,065)
Long-term debt	2,799,315	3,487,541
Current portion of long-term debt	(361,882)	(722,641)
Long-term debt	$2,437,433	$2,764,900
(a)	Revolving credit facilities:

During the nine months ended September 30, 2019, the Company made prepayments of $205,946,000 on the remaining principal balances of two reducing revolving credit facilities. As a result of these payments, ten vessels were unencumbered.

For the Company’s revolving credit facilities, the one month and three month average LIBOR was 2.1% and 2.2%, respectively (December 31, 2018 – 2.4% one month average LIBOR) and the margins ranged between 0.5% and 2.25% (December 31, 2018 – 0.5% and 1.4%) as at September 30, 2019. The weighted average rate of interest, including the margin, for the Company’s revolving credit facilities was 3.1% at September 30, 2019 (December 31, 2018 – 3.0%). Interest payments are made monthly.

The following is a schedule of future minimum repayments of revolving facilities as of September 30, 2019:

Remainder of 2019	$22,939
2020	47,893
2021	50,711
2022	388,009
2023	73,920
Thereafter	172,479
$755,951

(b)	Term loan credit facilities:

During the nine months ended September 30, 2019, the Company made prepayments of $259,401,000, on the remaining principal balance of six secured term loan credit facilities. As a result of these repayments, seven vessels were unencumbered.

Further prepayments were made on 12 term loan credit facilities totaling $918,458,000 as part of a refinancing program, using funds from a new credit facility (note 9(c)).

For the Company’s term loan credit facilities, the one month, three month and six month average LIBOR was 1.0%, 1.9% and 2.1%, respectively (December 31, 2018 – 2.4%, 2.6% and 2.5%, respectively) and the margins ranged between 0.4% and 4.3% (December 31, 2018 – 0.4% and 4.8%) as at September 30, 2019.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.      Long-term debt (continued):

(b)	Term loan credit facilities (continued):

For certain of our term loan credit facilities with a total principal outstanding of $55,936,000 (December 31, 2018 - $65,515,000), interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

The weighted average rate of interest, including the applicable margin, was 4.1% at September 30, 2019 (December 31, 2018 – 4.8%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

The following is a schedule of future minimum repayments of term loan credit facilities as of September 30, 2019:

Remainder 2019	$213,493
2020	136,364
2021	233,788
2022	122,326
2023	211,439
Thereafter	731,428
$1,648,838

(c)	Portfolio financing program:

On May 15, 2019, the Company entered into a credit agreement, with a syndicate of lenders for a secured credit facility of up to $1,000,000,000, comprised of a term loan credit facility of $800,000,000 and a revolving credit facility of $200,000,000 (the “Program”).  The proceeds of the Program are intended to be used for refinancing of existing term loan facilities and general corporate purposes. The revolving credit facility is available until May 15, 2022, after which it converts to, and forms part of the term loan credit facility.  The term loan credit facility matures on May 15, 2024.  The Program also provides the Company with the ability to request the issuance of letters of credit on behalf of itself or its subsidiaries, which will represent a draw down on the revolving credit facility.

The Program is secured by a portfolio of vessels, the composition of which can be changed, and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.

The Program can be increased to an aggregate of $2.0 billion through additional commitments from lenders, execution of additional secured loan agreements or issuance of private placement notes, in each case with a corresponding expansion of collateral.

On September 18, 2019, the Company increased the committed amount under the Program by $500,000,000, adding $400,000,000 to the term loan credit facility and $100,000,000 to the revolving credit facility. The additional commitments are subject to the same terms and conditions as the initial tranche.

As of September 30, 2019, $400,000,000 of the term loan credit facility remains undrawn and $104,000,000 of the revolving credit facility remains undrawn.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.      Long-term debt (continued):

(d)	Credit facilities – other:

As of September 30, 2019, the Company’s credit facilities were secured by first-priority mortgages granted on 48 of its vessels together with other related security. The security for each of the Company’s current secured credit facilities includes:

•	A first priority mortgage on the collateral vessels funded by the related credit facility;
•	An assignment of the Company’s time charters and earnings related to the related collateral vessels;
•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•	An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•	A pledge over shares of various subsidiaries; and
•	A pledge over the related retention accounts.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time).  The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility, other than credit facilities of GCI’s subsidiaries, contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Each GCI facility is guaranteed by GCI and as the guarantor, GCI must meet certain consolidated financial covenants under these term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower.  The Company was in compliance with these covenants at September 30, 2019.

(e)	Senior unsecured notes:

In December 2018, the Company entered into a repurchase plan for its 6.375% senior unsecured notes which matured in April 2019. During the nine months ended September 30, 2019, the Company repurchased $8,998,000 senior unsecured notes and terminated the repurchase plan. Upon maturity, the Company made a repayment of $311,398,000 on the remaining principal balance.

(f)	Fairfax Notes:

On January 15, 2019, pursuant to a previous subscription agreement, the Company issued to Fairfax the 2026 Notes bearing interest at 5.5% for an aggregate principal of $250,000,000 and the 2019 Warrants. The proceeds from the transaction were allocated to each security on a relative fair value basis. The difference between the relative fair value and principal of the 2026 Notes is accounted for as debt discount amortized over the life of the 2026 Notes. The 2019 Warrants were immediately exercised for additional proceeds of $250,000,000.

The 2026 Notes and similar notes issued in 2018 (the “2025 Notes”) allow Fairfax to call for early redemption of some or all of the Fairfax Notes on each respective anniversary date of issuance (the “Annual Put Right”) by providing written notice between 150 days and 120 days prior to each applicable anniversary date. In February 2019, Fairfax waived its right to call for early redemption of the 2025 Notes

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.      Long-term debt (continued):

(f)	Fairfax Notes (continued):

and 2026 Notes on their respective 2020 anniversary dates. Therefore, the Fairfax Notes are not puttable until their respective anniversary dates in 2021.

The Fairfax Notes are secured by ownership interest in GCI. The indenture relating to the Fairfax Notes provides that, subject to certain limitations, the Fairfax investors have the right to designate a maximum of two members to our board of directors.

10.      Operating lease liabilities:

September 30,
2019
Operating lease commitments	$1,149,626
Impact of discounting	(196,793)
Impact of changes in variable rates	17,688
Operating lease liabilities	970,521
Current portion of operating lease liabilities	(159,757)
Operating lease liabilities	$810,764

Operating lease liabilities relate to vessel sale-leaseback transactions and office operating leases. Vessel sale-leaseback transactions under operating lease arrangements are in part, indexed to 3-months LIBOR, reset on a quarterly basis. For one of the Company’s vessel operating leases, an option to repurchase the vessel exists at the end of its lease term. For all other arrangements, the lease may be terminated prior to the end of the lease term, at the option of the Company, by repurchasing the respective vessels on a specified repurchase date at a pre-determined fair value amount. For one of these arrangements, if the Company elects not to repurchase the vessel, the lessor may choose not to continue the lease until the end of its term. Each sale-leaseback transaction contains financial covenants requiring the Company to maintain certain tangible net worth, interest coverage ratios and debt-to-assets ratios, as defined. These vessels are leased to customers under time charter arrangements.

Upon implementation of ASU 2016-02 on January 1, 2019, the lease terms were not reassessed. The Company continues to include the full term of the lease, including periods covered by the purchase options, in the measurement of lease liability as determined under ASC 840 Leases, for all vessel sale-leaseback transactions under operating lease arrangements existing at date of implementation.

Operating lease costs related to vessel sale-leaseback transactions and office leases are summarized as follows:

	Three months ended September 30, 2019	Nine months ended September 30, 2019
Lease costs:
Operating lease costs	$40,147	$120,338
Variable lease adjustments	(997)	(1,454)

Other information:
Operating cash outflow used for operating leases	38,770	115,167
Weighted average discount rate	4.8%	4.8%
Weighted average remaining lease term	8 years	8 years

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.	Long-term obligations under other financing arrangements:
	September 30,	December 31,
	2019	2018
Long-term obligations under other financing arrangements	$609,660	$647,664
Deferred financing fees	(6,562)	(7,908)
Long-term obligations under other financing arrangements	603,098	639,756
Current portion of long-term obligations under other financing arrangements	(144,328)	(48,384)
Long-term obligations under other financing arrangements	$458,770	$591,372

Based on amounts funded, payments due to lessors would be as follows:

Remainder of 2019	$10,529
2020	144,439
2021	42,459
2022	43,801
2023	87,143
Thereafter	281,289
$609,660

12.      Other long-term liabilities:

	September 30,	December 31,
	2019	2018
Deferred gain on sale-leasebacks (1)	$—	$181,053
Other	20,092	31,347
Other long-term liabilities	20,092	212,400
Current portion of other long-term liabilities	(7,124)	(32,243)
Other long-term liabilities	$12,968	$180,157

___________________________

(1)	The Company recorded an adjustment to recognize deferred gain related to sale-leaseback transactions under operating lease arrangements through deficit upon adoption of ASU 2016-02 (note 1(b)).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.      Puttable preferred shares and share capital:

(a)	Preferred shares:

At September 30, 2019, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate	Redemption by Company	September 30,	December 31,
Series	Authorized	Issued	per annum	permitted on or after	2019	2018
A	315,000	―	―	―	$ ―	$ ―
B	260,000	―	~~―~~	―	―	―
C	40,000,000	―	―	―	―	―
D	20,000,000	5,093,728(1)	7.95%	January 30, 2018(2)	127,343	175,433
E	15,000,000	5,415,937	8.25%	February 13, 2019(2)	135,398	135,398
F	20,000,000	―	―	―	―	—
G	15,000,000	7,800,800	8.20%	June 16, 2021(2)	195,020	195,020
H	15,000,000	9,025,105	7.875%	August 11, 2021(2)	225,628	225,628
I	6,000,000	6,000,000	8.00%	October 30, 2023(2)	150,000	150,000
R	1,000,000	―	―	―	―	―

__________________________

(1)

In September 2019, the Company repurchased 1,923,585 preferred shares in exchange for $47,782,000, pursuant to the exercise of a one-time put right granted to holders of the Series D preferred shares issued as part of the acquisition of GCI on March 13, 2018 (note 2).

(2)

Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.

(b)	Warrants:

On January 15, 2019, the Company issued the 2019 Warrants to purchase 38,461,539 Class A common shares at $6.50 per share. These warrants were immediately exercised for aggregate proceeds of $250,000,000.

14.     Earnings per share (“EPS”):

	Three months ended September 30, 2019			Three months ended September 30, 2018
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$42,963			$79,973
Less preferred share dividends:
Series D	(3,684)			(3,926)
Series E	(2,793)			(2,793)
Series F	—			(939)
Series G	(3,998)			(3,998)
Series H	(4,442)			(4,442)
Series I	(3,000)			(400)
Basic EPS:
Earnings attributable to common shareholders	$25,046	216,142,000	$0.12	$63,475	170,232,000	$0.37
Effect of dilutive securities:
Share-based compensation	—	697,000		—	543,000
Fairfax warrants	—	5,696,000		—	3,255,000
Diluted EPS(1):
Earnings attributable to common shareholders	$25,046	222,535,000	$0.11	$63,475	174,030,000	$0.36

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.     EPS (continued):

	Nine months ended September 30, 2019			Nine months ended September 30, 2018
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$368,242			$215,701
Less preferred share dividends:
Series D	(11,556)			(10,679)
Series E	(8,378)			(8,378)
Series F	—			(8,289)
Series G	(11,994)			(11,994)
Series H	(13,326)			(13,326)
Series I	(9,000)			(400)
Basic EPS:
Earnings attributable to common shareholders	$313,988	213,938,000	$1.47	$162,635	147,292,000	$1.10
Effect of dilutive securities:
Share-based compensation	—	460,000		—	381,000
Fairfax warrants	—	3,841,000		—	3,860,000
Diluted EPS(1):
Earnings attributable to common shareholders	$313,988	218,239,000	$1.44	$162,635	151,533,000	$1.07

_____________________

(1)	The unexercised share-based compensation awards and convertible Series F preferred shares are not included in the computation of diluted EPS when their effects are anti-dilutive.

15.     Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units, restricted stock units and stock options as of and for the nine months ended September 30, 2019 is presented below:

	Restricted shares		Phantom share units		Restricted stock units		Stock options
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of units	W.A. grant date FV	Number of units	W.A. grant date FV
December 31, 2018	585,742	$7.76	567,002	$12.97	84,771	$8.33	500,000	$2.45
Granted	107,400	8.64	—	—	209,732	8.80	—	—
Vested	(185,742)	7.58	—	—	(124,073)	9.20	—	—
Exchanged	—	—	(60,001)	16.68	—	—	—	—
Cancelled	—	—	—	—	(26,020)	9.00	—	—
September 30, 2019	507,400	$8.01	507,001	$12.53	144,410	$8.14	500,000	$2.45

During the three and nine months ended September 30, 2019, the Company amortized $693,000 and $2,655,000 respectively (September 30, 2018 - $332,000 and $1,761,000) in share-based compensation expense related to the above share-based compensation awards.

At September 30, 2019, there was (i) $4,493,000 (December 31, 2018 – $1,474,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted-average period of 22 months and (ii) 1,282,974 (December 31, 2018 – 2,187,420) shares remaining for issuance under the Company’s Stock Incentive Plan, as amended.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.     Share-based compensation (continued):

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one-for-one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During the nine months ended September 30, 2019, the fair value of restricted shares vested was $1,408,000 (September 30, 2018 – $1,018,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At September 30, 2019, 497,002 (December 31, 2018 – 537,002) of the outstanding phantom share units were vested and available for exchange by the holder.

In March 2019, the Company cancelled 100,000 restricted shares previously issued to the former Chief Executive Officer (“former CEO”) of the Company.

At September 30, 2019, 500,000 restricted shares were held by the Chief Executive Officer (“CEO”) of the Company. These restricted shares vest over five years, up to a maximum amount each year. During the nine months ended September 30, 2019, 100,000 of these restricted shares vested (September 30, 2018 – nil).

(b)	Stock options:

In January 2018, the Company granted to CEO of the Company, stock options to purchase 500,000 Class A common shares at an exercise price of $7.20 per share. The stock options vest equally on each of the first five anniversaries of the CEO’s start date in January 2018 and expire on January 8, 2028. As at September 30, 2019, 100,000 of these stock options are vested and exercisable.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

16.      Supplemental cash flow information:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Interest paid	$43,777	$55,110	$146,938	$142,178
Interest received	1,999	1,056	7,820	2,300
Undrawn credit facility fee paid	735	—	1,107	430
Non-cash transactions:
Dividend reinvestment	303	7,616	909	22,300
Arrangement and transaction fees settled in shares	—	—	—	2,326
Issuance of New Warrants	—	67,523		67,523
Issuance of Class A common shares on acquisition (note 2)	—	—	—	13,908
Issuance of Series D preferred shares on acquisition (note 2)	—	—	—	47,158
Settlement of loans to affiliate, accrued interest and other intercompany balances on acquisition (note 2)	—	—	—	38,849
Settlement of GCI transaction fees paid by the Company (note 2)	—	—	—	15,224
Carrying value of previously held equity in GCI settled on acquisition (note 2)	—	—	—	61,891
Refinancing of existing term loan credit facilities with draws made on the Program (note 9(c))	6,100	—	261,107	—
Right-of-use assets arising from new operating leases	—	—	675	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	September 30,
	2019	2018
Cash and cash equivalents	$258,901	$391,030
Restricted cash included in other assets	14,435	14,065
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$273,336	$405,095

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

17.      Leases:

For the three and nine months ended September 30, 2019, revenue consists of $273,874,000 and $817,233,000 related to time charter revenue from operating leases and $8,842,000 and $26,226,000 related to interest income from direct financing leases, respectively.

At September 30, 2019, the minimum future revenues to be received on committed time charters and to be earned related to interest income from direct financing leases are as follows:

	Time charter revenue to be received from operating leases	Interest income to be earned from direct financing leases	Total committed revenue
Remainder of 2019	$274,234	$8,725	$282,960
2020	996,555	37,463	1,034,018
2021	849,665	36,795	886,460
2022	632,744	35,108	667,852
2023	424,650	33,205	457,854
Thereafter	504,472	247,281	751,753
	$3,682,320	$398,577	$4,080,897

Minimum future revenues to be received on committed time charters assume 100% utilization, extensions only at the Company’s unilateral option and sole discretion and no renewals.

In March 2019, the Company entered into an agreement with a customer to modify seven of its time charters such that the existing time charters continued until March 31, 2019, subsequent to which the vessels were re-chartered to other customers. Pursuant to this agreement, the Company received a settlement payment of $227,000,000, which was recorded in income related to modification of time charters.

18.      Commitments and contingencies:

(a)	Operating leases:

At September 30, 2019, the commitment under operating leases for vessels is $1,141,815,000 for the remainder of 2019 to 2029 and for office leases is $7,811,000 for the remainder of 2019 to 2024. Total commitments under these leases are as follows:

Remainder of 2019	$38,701
2020	154,707
2021	154,734
2022	149,067
2023	149,077
Thereafter	503,340
$1,149,626

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

18.      Commitments and contingencies (continued):

(a)	Operating leases (continued):

At December 31, 2018, the commitment under operating leases for vessels is $1,279,074,000 for the period of 2019 to 2029 and for office space is $8,401,000 for the remainder of 2019 to 2024. Total commitments under these leases are as follows:

2019	$159,976
2020	159,171
2021	158,326
2022	151,696
2023	150,760
Thereafter	507,546
$1,287,475

For operating leases indexed to three-months LIBOR, commitment under these leases are calculated using the LIBOR in place as at September 30, 2019 for the Company.

(b)	Vessel commitment:

In September 2019, the Company entered into an agreement to purchase a 2010-built 9600 TEU vessel for an aggregate purchase price of $33,100,000, with expected delivery by April 2020. As at September 30, 2019, the Company had made a payment of $6,620,000, included in other assets. The remaining balance is due upon delivery.

19.      Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
COSCO	$102,246	$106,467	$301,149	$308,203
Yang Ming Marine	65,112	64,746	192,492	170,811
MOL	43,331	43,336	126,927	119,321
Other	72,027	80,432	222,891	203,084
	$282,716	$294,981	$843,459	$801,419

20.     Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

20.     Financial instruments (continued):

(a)	Fair value (continued):

As of September 30, 2019, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees is $2,355,433,000 (December 31, 2018 - $2,875,691,000) and the carrying value is $2,404,276,000 (December 31, 2018 - $2,944,602,000). As of September 30, 2019, the fair value of the Company’s operating lease liabilities is $968,294,000 and the carrying value is $970,521,000. As of September 30, 2019, the fair value of the Company’s long-term obligations under other financing arrangements, excluding deferred financing fees, is $630,518,000 (December 31, 2018 - $660,919,000) and the carrying value is $609,660,000 (December 31, 2018 - $647,664,000). The fair value of the revolving and term loan credit facilities, operating lease liabilities and long-term obligations under other financing arrangements, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of September 30, 2019, the fair value of the Company’s senior unsecured notes is $84,256,000 (December 31, 2018 – $400,049,000) and the carrying value is $80,000,000 (December 31, 2018 – $400,396,000). The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market. Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

As of September 30, 2019, the fair value of the Fairfax Notes is $529,692,000 (December 31, 2018 – $236,349,000) and the carrying value is $344,668,000 (December 31, 2018 – $166,608,000). The Annual Put Right features on the Fairfax Notes are considered embedded derivatives that are separately accounted for and are re-measured at fair value at the end of each reporting period. The fair value of the derivative put instruments at each reporting period is derived from the difference between the fair value of the Fairfax Notes and the fair value of a similar debt without Annual Put Rights, which are calculated using a trinomial tree. The assumptions used include our estimate of the risk-free yield curve, interest volatility and Company specific credit risk. The fair value of the Fairfax Notes and derivative put instruments are determined based on interest rate inputs that are unobservable. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

20.     Financial instruments (continued):

(b)	Interest rate derivative financial instruments:

As of September 30, 2019, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of September 30, 2019	Maximum notional amount	Effective date	Ending date
5.4200%	$348,047	$348,047	September 6, 2007	May 31, 2024
1.6490%	160,000	160,000	September 27, 2019	May 14, 2024
5.6000%	114,800	114,800	June 23, 2010	December 23, 2021	(1)

______________________

(1)	Prospectively de-designated as an accounting hedge in 2008.

On August 30, 2019, one of the Company’s interest rate swap counterparties exercised its termination right for early settlement. Upon termination, the Company made payment of $97,955,000, equal to the fair value liability at the date of settlement, plus an additional amount in accrued interest.

If interest rates remain at their current levels, the Company expects that $13,569,000 would be settled in cash in the next 12 months on interest rate swaps maturing after September 30, 2019. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

(c)	Derivative assets and liabilities:

The following provides information about the Company’s derivatives:

	September 30,	December 31,
	2019	2018
Fair value of financial instruments asset
Interest rate swaps	$—	$113
Fair value of financial instruments liability
Interest rate swaps	55,575	115,853
Derivative put instruments	748	11,319

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

20.     Financial instruments (continued):

(c)	Derivative assets and liabilities (continued):

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Earnings (loss) on derivatives recognized in net earnings:
Change in fair value of interest rate swaps (1)	$(23,370)	$3,705	$(61,522)	$28,954
Change in fair value of derivative put instruments	1,302	821	23,861	821
	(22,068)	4,526	(37,661)	29,775
Loss reclassified from AOCL to net earnings (2)
Interest expense	(70)	(80)	(219)	(254)
Depreciation and amortization	(184)	(191)	(553)	(593)

(1)

For the three and nine months ended September 30, 2019, cash flows related to actual settlement of interest rate swaps were $104,825,000 and $122,054,000, respectively, including $97,955,000 paid at early termination of a swap. These are included in investing activities on the consolidated statements of cash flows. For the three and nine months ended September 30, 2018, cash flows related to actual settlement of interest rate swaps of $8,390,000 and $30,992,000, respectively, were reclassified from operating activities to investing activities to conform with current financial statement presentation.

(2)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $987,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.     Guarantor financial information:

The Fairfax Notes are guaranteed by the following wholly owned subsidiaries of the Company, each a “Guarantor”:

•	Seaspan 140 Ltd.
•	Seaspan Holding 140 Ltd.
•	Seaspan (Asia) Corporation
•	Seaspan Capital Ltd.
•	Seaspan Containership 2180 Ltd.
•	Seaspan Containership 2181 Ltd.
•	Seaspan Holdco I Ltd.
•	Seaspan Holdco II Ltd.
•	Seaspan Holdco III Ltd.
•	Seaspan Holdco IV Ltd.
•	Seaspan Investment I Ltd.
•	Seaspan Ship Management Ltd.
•	Seaspan Crew Management Ltd.
•	Seaspan Management Services Limited
•	Seaspan Advisory Services Limited
•	GC Intermodal II, Ltd.
•	GC Intermodal III, Ltd.
•	GC Intermodal XII, Ltd.
•	GC Intermodal XIV, Ltd.

The guarantees are full and unconditional and joint and several, subject to certain customary release provisions including (1) the sale, exchange or transfer of a Guarantor in accordance with the terms of the Fairfax Notes (2) upon the legal defeasance or covenant defeasance or discharge of obligations under the Fairfax Notes and (3) merger or consolidation of a Guarantor with Seaspan Corporation or another Guarantor   For the purposes of the following footnote, Seaspan Corporation is referred to as “Parent Issuer”.  The following supplemental combining and condensed consolidating financial information reflects the Issuer’s separate account, the combined accounts of the Guarantors and the Non-Guarantors, the combining and consolidating adjustments and eliminations and the Parent Issuer’s consolidated accounts for the dates and periods indicated.  For purposes of the following combining and consolidating information, the investment in its subsidiaries held by the Parent Issuer, Guarantors and Non-Guarantors include their respective proportionate interest in the net assets of the subsidiaries. The following tables present consolidating financial information related to the guarantees of the Fairfax Notes.

During the nine months ended September 30, 2019, certain entities were added as Guarantors to the Fairfax Notes, pursuant to an indenture. To reflect this, the comparative guarantor financial information have been adjusted retrospectively. In addition, certain financial information in the comparative periods have been recast to reflect appropriate categorization among the accounts of Parent Issuer, Guarantors and Non-Guarantors. The classification among certain revenue and expense accounts, as well as certain asset and liability accounts have also been adjusted for the prior periods. The adjustments to the prior periods are considered to be immaterial. Also, in connection with the Program, certain assets and equity interests were transferred among entities. These changes have been reflected in the tables below, prospectively. There were no changes to the consolidated financial information.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	September 30, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$140,166	$60,302	$58,433	$—	$258,901
Short-term investments	—	—	—	—	—
Accounts receivable	7,334	2,324	2,132	—	11,790
Intercompany accounts receivable	615,676	435,706	581,211	(1,632,593)	—
Loans to affiliate	35,886	—	—	(35,886)	—
Prepaid expenses and other	7,519	26,043	567	(2,000)	32,129
Gross investment in lease	44,469	—	—	—	44,469
	851,050	524,375	642,343	(1,670,479)	347,289
Vessels	2,599,620	623,828	2,539,054	(723)	5,761,779
Right-of-use assets	1,081,983	18,785	95,629	(210,834)	985,563
Gross investment in lease	784,340	—	—	—	784,340
Goodwill	—	75,321	—	—	75,321
Investment in subsidiaries	1,773,806	2,630,781	105,492	(4,510,079)	—
Other assets	72,337	51,562	74,545	(13,028)	185,416
	$7,163,136	$3,924,652	$3,457,063	$(6,405,143)	$8,139,708
Liabilities, puttable preferred shares and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$25,319	$45,809	$607	$—	$71,735
Intercompany accounts payable	429,618	978,577	224,398	(1,632,593)	—
Loans from affiliate	—	—	35,886	(35,886)	—
Current portion of deferred revenue	54,187	3,297	6,777	(2,723)	61,538
Current portion of long-term debt	103,070	64,644	194,168	—	361,882
Current portion of operating lease liabilities	184,255	7,878	13,619	(45,995)	159,757
Current portion of long-term obligations under other financing arrangements	127,151	17,177	—	—	144,328
Current portion of other long-term liabilities	1,415	1,880	3,829	—	7,124
	925,015	1,119,262	479,284	(1,717,197)	806,364
Deferred revenue	351,889	—	—	—	351,889
Long-term debt	1,390,840	904,030	142,563	—	2,437,433
Operating lease liabilities	883,093	10,898	81,612	(164,839)	810,764
Long-term obligations under other financing arrangements	339,853	118,917	—	—	458,770
Other long-term liabilities	10,926	12,672	2,398	(13,028)	12,968
Fair value of financial instruments	56,323	—	—	—	56,323
	3,957,939	2,165,779	705,857	(1,895,064)	4,934,511

Puttable preferred shares	—	—	—	—	—

Shareholders’ equity:
Share capital	2,491	436,669	526,532	(963,201)	2,491
Treasury shares	(374)	—	—	—	(374)
Additional paid in capital	3,452,511	1,075,924	2,072,159	(3,148,083)	3,452,511
Retained earnings (deficit)	(227,632)	246,280	152,515	(398,795)	(227,632)
Accumulated other comprehensive loss	(21,799)	—	—	—	(21,799)
	3,205,197	1,758,873	2,751,206	(4,510,079)	3,205,197
	$7,163,136	$3,924,652	$3,457,063	$(6,405,143)	$8,139,708

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	December 31, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$218,903	$41,713	$96,711	$—	$357,327
Short-term investments	—	105	2,427	—	2,532
Accounts receivable	1,926	8,129	2,946	—	13,001
Intercompany accounts receivable	169,170	58,618	119,296	(347,084)	—
Loans to affiliate	36,527	—	—	(36,527)	—
Prepaid expenses and other	22,219	33,391	1,171	(20,262)	36,519
Gross investment in lease	44,348	—	—	—	44,348
Fair value of financial instruments	—	—	113	—	113
	493,093	141,956	222,664	(403,873)	453,840
Vessels	3,813,906	641,140	1,471,951	(723)	5,926,274
Gross investment in lease	817,631	—	—	—	817,631
Goodwill	—	75,321	—	—	75,321
Investment in subsidiaries	944,273	502,727	82,331	(1,529,331)	—
Other assets	101,525	38,368	76,778	(11,740)	204,931
	$6,170,428	$1,399,512	$1,853,724	$(1,945,667)	$7,477,997
Liabilities, puttable preferred shares and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$29,442	$38,681	$2,088	$—	$70,211
Intercompany accounts payable	41,589	184,163	121,332	(347,084)	—
Loans from affiliate	—	—	36,527	(36,527)	—
Current portion of deferred revenue	51,191	21,916	3,793	(20,985)	55,915
Current portion of long-term debt	619,839	12,838	89,964	—	722,641
Current portion of long-term obligations under other financing arrangements	32,050	16,334	—	—	48,384
Current portion of other long-term liabilities	23,594	3,849	4,800	—	32,243
	797,705	277,781	258,504	(404,596)	929,394
Deferred revenue	376,884	—	—	—	376,884
Long-term debt	1,732,110	134,851	897,939	—	2,764,900
Long-term obligations under other financing arrangements	459,520	131,852	—	—	591,372
Other long-term liabilities	169,934	17,009	4,954	(11,740)	180,157
Fair value of financial instruments	126,157	—	1,015	—	127,172
	3,662,310	561,493	1,162,412	(416,336)	4,969,879

Puttable preferred shares	48,139	—	—	—	48,139

Shareholders’ equity:
Share capital	2,102	436,669	526,532	(963,201)	2,102
Treasury shares	(371)	—	—	—	(371)
Additional paid in capital	3,126,457	233,739	116,127	(349,866)	3,126,457
Retained earnings (deficit)	(645,638)	167,611	48,653	(216,264)	(645,638)
Accumulated other comprehensive loss	(22,571)	—	—	—	(22,571)
	2,459,979	838,019	691,312	(1,529,331)	2,459,979
	$6,170,428	$1,399,512	$1,853,724	$(1,945,667)	$7,477,997

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Three months ended September 30, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$180,562	$114,335	$88,153	$(100,334)	$282,716
Operating expenses:
Ship operating	54,493	83,211	13,424	(94,339)	56,789
Depreciation and amortization	35,291	6,540	22,086	—	63,917
General and administrative	8,445	5,149	74	(5,995)	7,673
Operating leases	33,589	1,485	3,194	—	38,268
	131,818	96,385	38,778	(100,334)	166,647
Operating earnings	48,744	17,950	49,375	—	116,069
Other expenses (income):
Interest expense and amortization of deferred financing fees	26,540	14,396	4,063	—	44,999
Interest expense related to amortization of debt discount	4,439	—	—	—	4,439
Interest income	(1,578)	(213)	(167)	—	(1,958)
Refinancing expenses	678	(2,226)	4,469	—	2,921
Change in fair value of financial instruments	22,081	(13)	—	—	22,068
Equity income on investment	(46,572)	(34,745)	(11,217)	92,534	—
Other expense (income)	193	444	—	—	637
	5,781	(22,357)	(2,852)	92,534	73,106
Net earnings (loss)	$42,963	$40,307	$52,227	$(92,534)	$42,963

	Three months ended September 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$226,056	$77,816	$60,052	$(68,943)	$294,981
Operating expenses:
Ship operating	61,526	46,622	10,154	(62,942)	55,360
Depreciation and amortization	46,292	6,841	11,920	—	65,053
General and administrative	6,341	7,509	299	(6,001)	8,148
Operating leases	28,284	1,403	3,361	—	33,048
	142,443	62,375	25,734	(68,943)	161,609
Operating earnings	83,613	15,441	34,318	—	133,372
Other expenses (income):
Interest expense and amortization of deferred financing fees	37,540	6,029	12,469	—	56,038
Interest expense related to amortization of debt discount	2,193	—	—	—	2,193
Interest income	(952)	(111)	(65)	—	(1,128)
Change in fair value of financial instruments	(4,314)	(6)	(206)	—	(4,526)
Equity income on investment	(31,384)	(22,707)	(2,995)	57,086	—
Other expense (income)	557	267	(2)	—	822
	3,640	(16,528)	9,201	57,086	53,399
Net earnings (loss)	$79,973	$31,969	$25,117	$(57,086)	$79,973

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Three months ended September 30, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$42,963	$40,307	$52,227	$(92,534)	$42,963
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	254	—	—	—	254
Comprehensive income (loss)	$43,217	$40,307	$52,227	$(92,534)	$43,217

	Three months ended September 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$79,973	$31,969	$25,117	$(57,086)	$79,973
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	271	—	—	—	271
Comprehensive income (loss)	$80,244	$31,969	$25,117	$(57,086)	$80,244

	Nine months ended September 30, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$601,728	$266,755	$206,232	$(231,256)	$843,459
Operating expenses:
Ship operating	167,538	182,063	34,079	(213,261)	170,419
Depreciation and amortization	123,179	19,306	47,356	—	189,841
General and administrative	26,181	14,833	316	(17,995)	23,335
Operating leases	101,833	4,425	10,046	—	116,304
Income related to modification of time charters	(227,000)	—	—	—	(227,000)
	191,731	220,627	91,797	(231,256)	272,899
Operating earnings	409,997	46,128	114,435	—	570,560
Other expenses (income):
Interest expense and amortization of deferred financing fees	97,284	24,727	29,453	—	151,464
Interest expense related to amortization of debt discount	12,910	—	—	—	12,910
Interest income	(6,842)	(610)	(787)	—	(8,239)
Refinancing expenses	2,915	(2,226)	5,447	—	6,136
Change in fair value of financial instruments	36,913	(119)	867	—	37,661
Equity income on investment	(102,200)	(72,188)	(23,562)	197,950	—
Other expense (income)	775	1,611	—	—	2,386
	41,755	(48,805)	11,418	197,950	202,318
Net earnings (loss)	$368,242	$94,933	$103,017	$(197,950)	$368,242

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Nine months ended September 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$650,894	$226,634	$132,570	$(208,679)	$801,419
Operating expenses:
Ship operating	182,125	146,855	25,064	(190,368)	163,676
Depreciation and amortization	135,421	16,879	28,785	—	181,085
General and administrative	24,053	17,856	896	(18,311)	24,494
Operating leases	82,619	4,088	9,864	—	96,571
	424,218	185,678	64,609	(208,679)	465,826
Operating earnings	226,676	40,956	67,961	—	335,593
Other expenses (income):
Interest expense and amortization of deferred financing fees	104,744	14,431	30,557	(345)	149,387
Interest expense related to amortization of debt discount	5,091	—	—	—	5,091
Interest income	(2,787)	(325)	(126)	345	(2,893)
Acquisition related gain on contract settlement	—	(2,430)	—	—	(2,430)
Change in fair value of financial instruments	(29,406)	54	(423)	—	(29,775)
Equity income on investment	(67,700)	(42,085)	(9,185)	117,754	(1,216)
Other expense (income)	1,033	622	73	—	1,728
	10,975	(29,733)	20,896	117,754	119,892
Net earnings (loss)	$215,701	$70,689	$47,065	$(117,754)	$215,701

	Nine months ended September 30, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$368,242	$94,933	$103,017	$(197,950)	$368,242
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	772	—	—	—	772
Comprehensive income (loss)	$369,014	$94,933	$103,017	$(197,950)	$369,014

	Nine months ended September 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net earnings (loss)	$215,701	$70,689	$47,065	$(117,754)	$215,701
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments	847	—	—	—	847
Comprehensive income (loss)	$216,548	$70,689	$47,065	$(117,754)	$216,548

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Three months ended September 30, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash provided from (used in):
Cash from (used in) operating activities	$113,716	$51,052	$(18,855)	$—	$145,913
Financing activities:
Repayment of credit facilities	(120,157)	(148,142)	(98,741)	—	(367,040)
Draws on credit facilities	—	115,900	—	—	115,900
Repayment on long-term obligations under other financing arrangements	(8,074)	(4,713)	—	—	(12,787)
Redemption of preferred shares	(47,782)	—	—	—	(47,782)
Financing fees	(949)	(6,941)	—	—	(7,890)
Intercompany accounts payable and receivable	(109,301)	19,930	89,371	—	—
Dividends on common shares	(26,656)	—	—	—	(26,656)
Dividends on preferred shares	(18,247)	—	—	—	(18,247)
Cash used in financing activities	(331,166)	(23,966)	(9,370)	—	(364,502)
Investing activities:
Expenditures for vessels	(1,187)	(390)	(1,955)	—	(3,532)
Short-term investments	—	105	1	—	106
Prepayment on vessel purchase	(6,620)	—	—	—	(6,620)
Other assets	1,523	(9,373)	6,750	—	(1,100)
Payment on settlement of swap agreements	(104,825)	—	—	—	(104,825)
Cash from (used in) investing activities	(111,109)	(9,658)	4,796	—	(115,971)
Increase (decrease) in cash and cash equivalents	(328,559)	17,428	(23,429)	—	(334,560)
Cash, cash equivalents and restricted cash, beginning of period	468,725	57,309	81,862	—	607,896
Cash, cash equivalents and restricted cash, end of period	$140,166	$74,737	$58,433	$—	$273,336

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Three months ended September 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash provided from (used in):
Cash from (used in) operating activities	$(26,608)	$60,275	$118,722	$(1,800)	$150,589
Financing activities:
Preferred shares issued, net of issuance costs	144,416	—	—	—	144,416
Repayment of credit facilities	(70,482)	(47,278)	(108,156)	—	(225,916)
Repayment on long-term obligations under other financing arrangements	(7,937)	(4,428)	—	—	(12,365)
Proceeds from exercise of warrants	250,000	—	—	—	250,000
Redemption of preferred shares	(143,430)	—	—		(143,430)
Financing fees	(2,467)	—	(286)	—	(2,753)
Intercompany accounts payable and receivable	12,985	(10,999)	(1,986)	—	—
Intercompany dividends paid	—	—	(1,800)	1,800	—
Dividends on common shares	(9,549)	—	—	—	(9,549)
Dividends on preferred shares	(14,720)	—	—	—	(14,720)
Cash from (used in) financing activities	158,816	(62,705)	(112,228)	1,800	(14,317)
Investing activities:
Expenditures for vessels	(5,068)	(369)	(176)	—	(5,613)
Short-term investments	—	(105)	—	—	(105)
Other assets	2,028	(626)	(1,603)	—	(201)
Payment on settlement of swap agreements	(8,157)	—	(233)	—	(8,390)
Cash from (used in) investing activities	(11,197)	(1,100)	(2,012)	—	(14,309)
Increase (decrease) in cash and cash equivalents	121,011	(3,530)	4,482	—	121,963
Cash, cash equivalents and restricted cash, beginning of period	150,510	63,285	69,337	—	283,132
Cash, cash equivalents and restricted cash, end of period	$271,521	$59,755	$73,819	$—	$405,095

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Nine months ended September 30, 2019
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash provided from (used in):
Cash from operating activities	$362,246	$100,161	$206,946	$(24,192)	$645,161
Financing activities:
Repayment of credit facilities	(588,894)	(157,590)	(530,271)	—	(1,276,755)
Draws on credit facilities	—	734,893	—	—	734,893
Fairfax notes and warrants issued	250,000	—	—	—	250,000
Repayment on long-term obligations under other financing arrangements	(24,032)	(13,972)	—	—	(38,004)
Senior unsecured notes repurchased, including related expenses	(8,998)	—	—	—	(8,998)
Repayment of senior unsecured notes	(311,398)	—	—	—	(311,398)
Proceeds from exercise of warrants	250,000	—	—	—	250,000
Redemption of preferred shares	(47,782)	—	—	—	(47,782)
Financing fees	(2,740)	(20,879)	—	—	(23,619)
Intercompany accounts payable and receivable	297,583	(599,063)	301,480	—	—
Intercompany dividends paid	—	(18,024)	(18,024)	36,048	—
Dividends on common shares	(75,115)	—	—	—	(75,115)
Dividends on preferred shares	(53,685)	—	—	—	(53,685)
Cash used in financing activities	(315,061)	(74,635)	(246,815)	36,048	(600,463)
Investing activities:
Expenditures for vessels	(6,836)	(433)	(2,541)	—	(9,810)
Short-term investments	—	105	2,427	—	2,532
Prepayment on vessel purchase	(6,620)	—	—	—	(6,620)
Other assets	1,863	(12,171)	3,502	—	(6,806)
Return on equity in subsidiary	5,928	5,928	—	(11,856)	—
Payment on settlement of swap agreements	(120,257)	—	(1,797)	—	(122,054)
Cash from (used in) investing activities	(125,922)	(6,571)	1,591	(11,856)	(142,758)
Increase (decrease) in cash and cash equivalents	(78,737)	18,955	(38,278)	—	(98,060)
Cash, cash equivalents and restricted cash, beginning of period	218,903	55,782	96,711	—	371,396
Cash, cash equivalents and restricted cash, end of period	$140,166	$74,737	$58,433	$—	$273,336

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

21.      Guarantor financial information (continued):

	Nine months ended September 30, 2018
	Parent Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash provided from (used in):
Cash from operating activities	$153,655	$50,741	$153,347	$(1,800)	$355,943
Financing activities:
Preferred shares issued, net of issuance costs	144,416	—	—	—	144,416
Repayment of credit facilities	(159,654)	(69,818)	(131,188)	—	(360,660)
Draws on credit facilities	205,600	—	120,000	—	325,600
Fairfax notes and warrants issued	250,000	—	—	—	250,000
Draw on long-term obligations under other financing arrangements	46,964	—	—	—	46,964
Repayment on long-term obligations under other financing arrangements	(22,534)	(13,138)	—	—	(35,672)
Proceeds from exercise of warrants	250,000	—	—	—	250,000
Redemption of preferred shares	(143,430)	—	—		(143,430)
Financing fees	(9,806)	—	(6,062)	—	(15,868)
Intercompany accounts payable and receivable	(1,011)	5,922	(4,911)	—	—
Intercompany dividends paid	—	—	(1,800)	1,800	—
Dividends on common shares	(28,358)	—	—	—	(28,358)
Dividends on preferred shares	(49,680)	—	—	—	(49,680)
Cash from (used in) financing activities	482,507	(77,034)	(23,961)	1,800	383,312
Investing activities:
Expenditures for vessels	(149,383)	(19,775)	(137,468)	—	(306,626)
Short-term investments	—	(1)	(2,400)	—	(2,401)
Other assets	2,819	(725)	416	—	2,510
Payment on settlement of swap agreements	(30,397)	—	(595)	—	(30,992)
Loans to affiliate	(427)	—	—	—	(427)
Acquisition of GCI	(333,581)	—	—	—	(333,581)
Cash acquired from GCI	—	20,948	49,173	—	70,121
Cash from (used in) investing activities	(510,969)	447	(90,874)	—	(601,396)
Increase (decrease) in cash and cash equivalents	125,193	(25,846)	38,512	—	137,859
Cash, cash equivalents and restricted cash, beginning of period	146,328	85,601	35,307	—	267,236
Cash, cash equivalents and restricted cash, end of period	$271,521	$59,755	$73,819	$—	$405,095

22.      Subsequent events:

(a)

On October 7, 2019, the Company declared quarterly dividends of $0.496875, $0.515625, $0.512500, $0.492188 and $0.500000 per Series D, Series E, Series G, Series H and Series I preferred share, respectively, representing a total distribution of $16,764,000. The dividends were paid on October 30, 2019 to all shareholders of record on October 29, 2019.

(b)	On October 7, 2019, the Company declared a quarterly dividend of $0.125 per common share. The dividend was paid on October 30, 2019 to all shareholders of record as of October 21, 2019.

(c)

In November 2019, the Company entered into agreements to acquire three 10700 TEU vessels and three 9200 TEU vessels for an aggregate amount of $380,000,000. The vessels are expected to be delivered in December 2019. Pursuant to the agreement, the Company shall assume the rights and responsibilities under the existing charter agreement with the current customer upon delivery.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

22.      Subsequent events (continued):

(d)

Subsequent to the period, the Company drew $263,330,000 under the Program, $180,080,000 of which was used to make prepayments on the remaining principal balances of three term loan credit facilities. These facilities were classified as current liabilities at September 30, 2019, due to the issuance of voluntary irrevocable prepayment notices by the Company.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of September 30, 2019, we operated a fleet of 112 containerships, which have an average age of approximately seven years, on a TEU weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of September 30, 2019, the charters on the 112 vessels in our operating fleet had an average remaining term of approximately four years, on a TEU weighted basis, excluding the effect of any charterers’ options to extend certain time charters.

Customers for our operating fleet as at September 30, 2019 were as follows:

Customers for Current Fleet
Arkas
CMA CGM
COSCO
Hapag-Lloyd
HMM
KMTC
Maersk
MOL
MSC
ONE
Yang Ming Marine

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time-charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments During the Quarter Ended September 30, 2019

Portfolio Financing Program Increased to $1.5 billion

On May 15, 2019, we entered into a credit agreement with a syndicate of lenders for a $1.0 billion secured credit facility as part of a portfolio financing program (the “Program”). The Program is secured by a portfolio of vessels (the “Collateral Pool”) and bears interest at LIBOR plus 2.25% per annum. We may add, substitute and remove vessels from the Collateral Pool during the term, subject to a borrowing base, portfolio concentration limits, absence of defaults and compliance with financial covenants and certain negative covenants.

On September 18, 2019, we increased the committed amount under the Program by $500.0 million to a total of $1.5 billion. The additional commitments are subject to the same terms, conditions and Collateral Pool security requirements as the initial tranche.

For additional information about this financing, please read the Reports on Form 6-K furnished to the SEC on May 16, 2019 and September 20, 2019.

Series D Preferred Shares

In September 2019, we redeemed 1,923,585 shares of 7.95% Series D preferred shares for $47.8 million.

Purchase of 9600 TEU Vessel

On September 9, 2019, we closed an agreement to purchase a 2010-built 9600 TEU containership. The vessel is expected to be delivered by the end of April 2020, at which point we expect the vessel will enter into a 36 month fixed rate time charter with Ocean Network Express. Subsequent to delivery of the vessel, our fleet will expand to 113 vessels.

Unencumbered Vessels

As of September 30, 2019, we had 31 unencumbered vessels.

Subsequent Events

Dividends

On October 7, 2019, our Board of Directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $43.8 million on October 30, 2019.

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.125	July 1, 2019 to September 30, 2019	October 21, 2019	October 30, 2019
Series D preferred shares	SSW PR D	$0.496875	July 30, 2019 to October 29, 2019	October 29, 2019	October 30, 2019
Series E preferred shares	SSW PR E	$0.515625	July 30, 2019 to October 29, 2019	October 29, 2019	October 30, 2019
Series G preferred shares	SSW PR G	$0.512500	July 30, 2019 to October 29, 2019	October 29, 2019	October 30, 2019
Series H preferred shares	SSW PR H	$0.492188	July 30, 2019 to October 29, 2019	October 29, 2019	October 30, 2019
Series I preferred shares	SSW PR I	$0.50	July 30, 2019 to October 29, 2019	October 29, 2019	October 30, 2019

Debt Repayment

Subsequent to the period, we drew $263.3 million under the Program. $180.1 million of which was used to make prepayments on the remaining principal balances of three term loan credit facilities. These facilities were classified as current liabilities at September 30, 2019, due to the issuance of voluntary irrevocable prepayment notices by us.

Acquisition of Six Containerships

In November 2019, we entered into agreements to acquire three 10700 TEU vessels and three 9200 TEU vessels for an aggregate amount of $380.0 million. The vessels are expected to be delivered in December 2019. Pursuant to the agreement, we shall assume the rights and responsibilities under the existing charter agreement with the current customer upon delivery.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 112 operating vessels as of November 1, 2019:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter(1)	Daily Charter Rate
YM Wish	14000	2015	04/07/2015	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	04/22/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(2)	14000	2015	06/10/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	07/03/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(2)	14000	2015	08/21/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(2)	14000	2015	10/16/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(2)	14000	2016	05/08/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(2)	14000	2016	05/29/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wind(2)	14000	2017	06/02/2017	Yang Ming Marine	10 years + one 2-year option	46.5
YM World	14000	2015	04/13/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wondrous	14000	2015	05/26/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wholesome	14000	2015	07/23/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Worth	14000	2015	09/17/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Welcome	14000	2016	08/16/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wreath	14000	2017	06/30/2017	Yang Ming Marine	10 years + one 2-year option	46.5
COSCO Glory	13100	2011	06/10/2011	COSCO	12 years	55.0
COSCO Pride(2)	13100	2011	06/29/2011	COSCO	12 years	55.0
COSCO Development	13100	2011	08/10/2011	COSCO	12 years	55.0
COSCO Harmony	13100	2011	08/19/2011	COSCO	12 years	55.0
COSCO Excellence	13100	2012	03/08/2012	COSCO	12 years	55.0
COSCO Faith(2)	13100	2012	03/14/2012	COSCO	12 years	55.0
COSCO Hope	13100	2012	04/19/2012	COSCO	12 years	55.0
COSCO Fortune	13100	2012	04/29/2012	COSCO	12 years	55.0
MSC Shuba B(2)	11000	2017	08/23/2017	MSC	17 years	24.3
MSC Shreya B(2)	11000	2017	09/20/2017	MSC	17 years	24.3
MSC Nitya B(2)	11000	2017	09/28/2017	MSC	17 years	24.3
MSC Madhu B(2)	11000	2017	12/11/2017	MSC	17 years	24.3
MSC Yashi B(2)	11000	2018	01/04/2018	MSC	17 years	24.3
Seaspan Ganges	10000	2014	03/28/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
Seaspan Yangtze	10000	2014	04/11/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
Seaspan Zambezi	10000	2014	03/25/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
Seaspan Bravo(2)	10000	2014	07/18/2014	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Brightness(2)	10000	2014	10/31/2014	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Breeze(2)	10000	2014	11/14/2014	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Beacon(2)	10000	2015	04/10/2015	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Benefactor(2)	10000	2016	03/28/2016	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Beyond(2)	10000	2016	04/29/2016	MOL(4)	8 years + one 2-year option	37.5	(5)
Maersk Guayaquil	10000	2015	09/21/2015	Maersk	5 years + two 1-year options	37.2	(6)
Maersk Genoa(2)	10000	2016	09/12/2016	Maersk	5 years + two 1-year options	37.2	(6)
Seaspan Thames	10000	2014	04/04/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
Seaspan Amazon	10000	2014	04/11/2019	Hapag-Lloyd	15 months + option for 24 months	Market rate	(3)
Seaspan Hudson	10000	2015	03/31/2018	Yang Ming Marine	2 years + one 1-year option	Market rate	(3)
CMA CGM Tuticorin	10000	2015	06/28/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)
MOL Brilliance	10000	2014	10/17/2014	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Belief	10000	2015	07/03/2015	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Beauty	10000	2015	05/01/2015	MOL(4)	8 years + one 2-year option	37.5	(5)
MOL Bellwether	10000	2015	07/23/2015	MOL(4)	8 years + one 2-year option	37.5	(5)
Maersk Guatemala	10000	2015	09/03/2015	Maersk	5 years + two 1-year options	37.2	(6)
Maersk Gibraltar	10000	2016	11/26/2016	Maersk	5 years + two 1-year options	37.2	(6)
CMA CGM Mundra	10000	2018	05/12/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)
CMA CGM Cochin	10000	2018	05/14/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)
CMA CGM Mumbai	10000	2018	05/21/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)
CMA CGM Chennai	10000	2018	05/28/2018	CMA CGM	3 years + option for up to 3 years	29.0	(7)

CSCL Zeebrugge	9600	2007	05/15/2019	COSCO	33 months(8)	Market rate	(3)
CSCL Long Beach	9600	2007	05/07/2019	COSCO	33 months(8)	Market rate	(3)
Seaspan Oceania	8500	2004	08/04/2019	MSC	Minimum seven months and up to nine months	Market rate	(3)
CSCL Africa	8500	2005	04/26/2019	COSCO	33 months(8)	Market rate	(3)
COSCO Japan	8500	2010	03/09/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Korea	8500	2010	04/05/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Philippines	8500	2010	04/24/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Malaysia	8500	2010	05/19/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Indonesia	8500	2010	07/05/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Thailand	8500	2010	10/20/2010	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Prince Rupert	8500	2011	03/21/2011	COSCO	12 years + three 1-year options	42.9	(9)
COSCO Vietnam	8500	2011	04/21/2011	COSCO	12 years + three 1-year options	42.9	(9)
Seaspan Emerald	5100	2009	04/30/2009	MOL(4)	12 years	28.9
Seaspan Eminence	5100	2009	08/31/2009	MOL(4)	12 years	28.9
MOL Emissary	5100	2009	11/20/2009	MOL(4)	12 years	28.9
MOL Empire	5100	2010	01/08/2010	MOL(4)	12 years	28.9
Brotonne Bridge(2)	4500	2010	04/01/2019	ONE(4)	Minimum 17 months and up to 20 months	Market rate	(3)
Brevik Bridge(2)	4500	2011	04/01/2019	ONE(4)	Minimum 20 months and up to 28 months	Market rate	(3)
Bilbao Bridge(2)	4500	2011	04/01/2019	ONE(4)	Minimum 20 months and up to 28 months	Market rate	(3)
Berlin Bridge	4500	2011	04/01/2019	ONE(4)	Minimum 20 months and up to 28 months	Market rate	(3)
Budapest Bridge	4500	2011	04/01/2019	ONE(4)	Minimum 20 months and up to 28 months	Market rate	(3)
Seaspan Chiwan	4250	2001	09/19/2018	CMA CGM	Minimum 33 months and up to 36 months	Market rate	(3)
Seaspan Hamburg	4250	2001	10/01/2018	Hapag-Lloyd	Minimum 26 months and up to 28 months	Market rate	(3)
Seaspan Ningbo(13)	4250	2002	—	—	—	—
Seaspan Dalian	4250	2002	10/01/2019	COSCO	Six months	Market rate	(3)
Seaspan Felixstowe	4250	2002	11/06/2018	COSCO	22 months(8)	Market rate	(3)
Seaspan Vancouver	4250	2005	03/06/2019	CMA CGM	12 months	Market rate	(3)
CSCL Sydney	4250	2005	03/06/2019	COSCO	Eight months	Market rate	(3)
Seaspan New York	4250	2005	02/24/2019	MSC	12 months	Market rate	(3)
Seaspan Melbourne	4250	2005	09/14/2019	KMTC	Minimum nine months and up to 11 months	Market rate	(3)
CSCL Brisbane	4250	2005	12/03/2018	COSCO	22 months(8)	Market rate	(3)
Seaspan New Delhi	4250	2005	09/19/2019	COSCO	Six months	Market rate	(3)
Seaspan Dubai	4250	2006	03/27/2019	COSCO	10 months	Market rate	(3)
Seaspan Jakarta	4250	2006	09/21/2019	COSCO	Five months	Market rate	(3)
Seaspan Saigon	4250	2006	10/01/2019	Hapag-Lloyd	Minimum 10 months and up to 13 months	Market rate	(3)
Seaspan Lahore	4250	2006	08/18/2019	Arkas	Minimum seven months and up to eight months	Market rate	(3)
Rio Grande Express	4250	2006	10/01/2019	Hapag-Lloyd	Minimum 10 months and up to 13 months	Market rate	(3)
Seaspan Santos	4250	2006	11/01/2019	COSCO	Five months	Market rate	(3)
Seaspan Rio de Janeiro	4250	2007	10/17/2018	Maersk	Minimum 23 months and up to 29 months	Market rate	(3)
Seaspan Manila	4250	2007	09/27/2019	KMTC	Minimum nine months and up to 11 months	Market rate	(3)
Seaspan Loncomilla	4250	2009	06/12/2019	CMA CGM	Three years	Market rate	(10)
Seaspan Lumaco	4250	2009	05/27/2019	Maersk	Minimum 36 months and up to 60 months(10)	Market rate	(10)
Seaspan Lingue	4250	2010	11/05/2018	CMA CGM	Minimum 45 months and up to 72 months	Market rate	(3)
Seaspan Lebu	4250	2010	07/12/2018	CMA CGM	Three years	Market rate	(10)
Seaspan Fraser(2)	4250	2009	08/05/2019	COSCO	Two months	Market rate	(3)
COSCO Fuzhou	3500	2007	05/01/2019	COSCO	22 months(8)	Market rate	(3)
COSCO Yingkou	3500	2007	10/21/2019	COSCO	10 months	Market rate	(3)
CSCL Panama	2500	2008	05/14/2008	COSCO	12 years	16.9	(11)
CSCL São Paulo	2500	2008	08/11/2008	COSCO	12 years	16.9	(11)
CSCL Montevideo	2500	2008	09/06/2008	COSCO	12 years	16.9	(11)
CSCL Lima	2500	2008	10/15/2008	COSCO	12 years	16.9	(11)
CSCL Santiago	2500	2008	11/08/2008	COSCO	12 years	16.9	(11)
CSCL San Jose	2500	2008	12/01/2008	COSCO	12 years	16.9	(11)
CSCL Callao	2500	2009	04/10/2009	COSCO	12 years	16.9	(11)
CSCL Manzanillo	2500	2009	09/21/2009	COSCO	12 years	16.9	(11)
Guayaquil Bridge	2500	2010	04/21/2019	CMA CGM	Minimum 5 months and up to 10 months + option for four to 7 months	Market rate	(3)
Seaspan Calicanto	2500	2010	04/14/2019	CMA CGM	Minimum 8 months and up to 12 months	Market rate	(3)
Seaspan Hannover	2500	2006	02/05/2018	Maersk	Four years + option for up to two years	8.8	(12)
Seaspan Loga	2500	2006	02/22/2018	Maersk	Four years + option for up to two years	8.8	(12)

_____________________

(1)	All options to extend the term are exercisable at the charterer’s option unless otherwise noted.
(2)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(3)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), this vessel is being chartered at current market rates.
(4)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, ONE.
(5)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(6)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(7)

CMA CGM has an initial charter of three years with a charter rater of $29,000 per day for the initial term. The charter rate increases for the option period and the rate depends on the duration of the option period.

(8)

This agreement is for an initial term of 11 months, after which the term of this charter can be extended, at our unilateral option and sole discretion, for additional 11-month options at the same rate.

(9)	COSCO has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(10)	Although the term is greater than three years, the charter is at market rate as the rate resets periodically during the term the of the charter.
(11)	COSCO has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.
(12)

Maersk has an initial charter of four years with a charter rate of $8,800 per day for the first three years and increasing to $9,500 per day for the fourth year and $10,650 per day for the two-year option period.

(13)

On November 9, 2019, this vessel commenced its short-term charter with Hapag-Lloyd for a period of 23 months and up to 28 months, with an option for a minimum 10-month up to a maximum 12-month period commencing from the 28th month.

Three and Nine Months Ended September 30, 2019 Compared with Three and Nine Months Ended September 30, 2018

The following is a discussion of our financial condition and results of operations for the three and nine months ended September 30, 2019.

Our consolidated financial results for the three and nine months ended September 30, 2019 and 2018 are summarized below:

Financial Summary (in millions of US dollars, except earnings per share amount)	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Revenue	$282.7	$295.0	$843.5	$801.4
Ship operating expense	56.8	55.4	170.4	163.7
Depreciation and amortization expense	63.9	65.1	189.8	181.1
General and administrative expense	7.7	8.1	23.3	24.5
Operating lease expense	38.3	33.0	116.3	96.6
Income related to modification of time charters	—	—	227.0	—
Operating earnings	116.1	133.4	570.6	335.6
Interest expense and amortization of deferred financing fees	45.0	56.0	151.5	149.4
Net earnings	43.0	80.0	368.2	215.7
Net earnings to common shareholders	25.0	63.5	314.0	162.6
Earnings per share, diluted	0.11	0.36	1.44	1.07
Cash from operating activities	145.9	150.6	645.2	355.9

Ownership Days, Operating Days and Vessel Utilization

Ownership days are the number of days a vessel is owned and available for charter. Operating days are the number of days a vessel is available to the charterer for use.

The primary driver of ownership days are the increases or decreases in the number of vessels owned, while the drivers of operating days are ownership days and the number of days the vessels are off-hire.

Ownership days were unchanged for the three months ended September 30, 2019, and increased by 1,791 days for the nine months ended September 30, 2019, compared with the same periods in 2018. The increase for the nine months ended September 30, 2019 was primarily due to the full period contribution of the additional 16 vessels acquired through the acquisition of Greater China Intermodal Investments LLC (“GCI”), which contributed 1,152 days, with the remainder due to the 2018 vessel deliveries.

Vessel utilization represents the number of operating days as a percentage of ownership days.

The following table summarizes our vessel utilization for the nine months ended September 30, 2019 and 2018 and for each quarter for the 24 months ending September 30, 2019:

	2017	2018				2019			Nine Months Ended September 30,
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	2018	2019
Vessel Utilization:
Ownership Days(1)	7,905	8,030	9,546	9,844	9,844	9,630	9,737	9,844	27,420	29,211
Less Off-hire Days:
Scheduled Dry-Docking	—	(104)	—	(8)	(22)	(13)	(54)	(36)	(112)	(103)
Unscheduled Off-hire(2)	(319)	(149)	(137)	(146)	(240)	(166)	(71)	(3)	(432)	(240)
Operating Days(1)	7,586	7,777	9,409	9,690	9,582	9,451	9,612	9,805	26,876	28,868
Vessel Utilization	96.0%	96.8%	98.6%	98.4%	97.3%	98.1%	98.7%	99.6%	98.0%	98.8%

__________________

(1)	Operating and ownership days include leased vessels and exclude vessels under bareboat charter.
(2)	Unscheduled off-hire includes days related to vessels being off-charter.

Vessel utilization increased for the three and nine months ended September 30, 2019, compared with the same periods in 2018. The increase for the nine months ended September 30, 2019 was primarily due to a decrease in the number of unscheduled off-hire days and scheduled off-hire days for dry-docking.

Revenue

Revenue decreased by 4.2% to $282.7 million and increased by 5.3% to $843.5 million for the three and nine months ended September 30, 2019, respectively, compared with the same periods in 2018. The decrease in revenue for the three months ended September 30, 2019 was primarily due to the changes in the daily charter hire rates of seven time charters which were modified in the first quarter of 2019, offset by higher operating days. Seaspan recognized $227.0 million of income from modification, and these seven charters were subsequently rechartered to other customers at market rates. The increase in revenue for the nine months ended September 30, 2019 was primarily due to the contribution of additional operating days from the acquisition of vessels from the GCI transaction and 2018 vessel deliveries.

The increase in operating days and the related financial impact thereof for the three and nine months ended September 30, 2019, respectively, compared to the same periods in 2018, are attributable to the following:

	Three Months Ended September 30			Nine Months Ended September 30
	Ownership Days Impact	Operating Days Impact	$ Impact (in millions of US dollars)	Ownership Days Impact	Operating Days Impact	$ Impact (in millions of US dollars)
Full period contribution from 2018 vessel deliveries	—	—	$—	639	639	$17.3
Addition of 16 vessels from acquisition of GCI	—	—	—	1,152	1,152	42.9
Changes in daily charter hire rates and recharters	—	—	—	—	—	5.8
Changes in daily charter hire rates on modified charters(1)	—	—	(12.7)	—	—	(24.4)
Unscheduled Off-hire(2)	—	143	1.2	—	192	2.4
Scheduled off-hire	—	(28)	(0.8)	—	9	(0.7)
Other	—	—	—	—	—	(1.2)
Total	—	115	$(12.3)	1,791	1,992	$42.1

__________________

(1)

Seven time charters were modified in the first quarter of 2019 and Seaspan recognized $227.0 million of income from modification; these seven charters have been rechartered to other customers at market rates.

(2)	Unscheduled off-hire includes days related to vessels being off-charter.

Ship Operating Expense

Ship operating expense increased by 2.6% to $56.8 million and by 4.1% to $170.4 million for the three and nine months ended September 30, 2019, respectively, compared with the same periods in 2018. The increase for the three months ended September 30, 2019 is primarily due to an increase in maintenance expenses. The increase for the nine months ended September 30, 2019 was primarily due to an increase in ownership days from the period contribution of the acquisition of vessels from the GCI transaction and 2018 vessel deliveries.

The following table summarizes our operating cost per ownership day for the nine months ended September 30, 2019 and 2018 and for each quarter for the 24 months ending September 30, 2019:

	2017	2018				2019			Nine Months Ended September 30,
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	2018	2019
Operating Cost:
Ownership Days(1)	7,905	8,030	9,546	9,844	9,844	9,630	9,737	9,844	27,420	29,211
Vessel Operating Costs (in millions of US dollars)	$48.1	$49.5	$58.8	$55.4	$55.6	$57.7	$55.9	$56.8	$163.7	$170.4
Operating Cost per Ownership Day	$6,086	$6,170	$6,156	$5,624	$5,648	$5,993	$5,743	$5,770	$5,969	$5,833

___________________

(1)	Ownership days include leased vessels and exclude vessels under bareboat charter.

Ship operating cost per ownership day increased by 2.6% to $5,770 and decreased by 2.3% to $5,833 for the three and nine months ended September 30, 2019, respectively, compared to the same periods in 2018.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased by 1.8% to $63.9 million and increased by 4.8% to $189.8 million for the three and nine months ended September 30, 2019, respectively, compared with the same periods in 2018. The decrease for the three months ended was primarily due to asset write-offs in 2018. The increase for the nine months ended September 30, 2019 was primarily due to an increase in ownership days from the period contribution of the acquisition of vessels from the GCI transaction and 2018 vessel deliveries.

General and Administrative Expense

General and administrative expense decreased by 4.9% to $7.7 million and by 4.9% to $23.3 million for the three and nine months ended September 30, 2019, respectively, compared with the same periods in 2018. The decrease for the three months ended was primarily due to a decrease in professional fees and share-based compensation expenses. For the nine months ended September 30, 2019, this decrease was primarily due to transition payments paid to the former CFO in 2018.

Operating Lease Expense

Operating lease expense increased by 16.1% to $38.3 million and by 20.4% to $116.3 million for the three and nine months ended September 30, 2019, respectively, compared with the same periods in 2018. The increase was primarily due to the amortization of deferred gains related to our vessel sale-leaseback transactions, which are no longer recognized through operating leases. Upon adoption of Accounting Standards Update 2016-02 “Leases” on January 1, 2019, the remaining balance of these deferred gains were recognized through opening deficit as a cumulative adjustment.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	September 30,
	2019	2018
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$756.0	$812.3
Term loan credit facilities	1,648.8	2,243.8
Senior unsecured notes	80.0	417.9
Fairfax Notes	500.0	250.0
Debt discount and fair value adjustment	(155.8)	(88.1)
Long-term obligations under other financing arrangements, excluding deferred financing fees	609.7	660.1
Total borrowings	$3,438.7	$4,296.0

Interest expense and amortization of deferred financing fees decreased by $11.0 million to $45.0 million and increased by $2.1 million to $151.5 million for the three and nine months ended September 30, 2019, respectively, compared with the same periods in 2018. The decrease for the three months ended September 30, 2019 was primarily due to the prepayments of long-term debt. The increase for the nine months ended September 30, 2019 was primarily due to the issuance of the Fairfax Notes and debt assumed in connection with the acquisition of GCI.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $22.1 million and $37.7 million for the three and nine months ended September 30, 2019, respectively. The losses for this period were primarily due to the impact of swap settlements and a decrease in the LIBOR forward curve.

The fair value of our interest rate swaps and our Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”) derivative put instruments are subject to change based on our company specific credit risk included in the discount factor and current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve.  Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $18.0 million.  Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time.  This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor.  We discount our derivative instruments with reference to the corporate Bloomberg industry yield curves.  Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $1.0 million.

The fair value of the derivative put instruments at each reporting period is derived from the difference between the fair value of the Fairfax Notes and the fair value of a similar debt, without Fairfax calling for early redemption of some or all of the Fairfax Notes on each respective anniversary date of issuance, which are calculated using a trinomial tree. The assumptions used include our estimate of the risk-free yield curve, interest volatility and company specific credit risk.

Our derivative instruments, including interest rate swaps and put instruments were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Interim Consolidated Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2018 Annual Report for additional information.

Liquidity and Capital Resources

Liquidity

As of September 30, 2019, our cash and cash equivalents and short-term investments totaled $258.9 million. Our primary short-term liquidity needs are to fund our operating expenses, investments and acquisitions, and debt repayments, lease payments, certain balloon payments on secured debt, swap settlements, payment of quarterly dividends. Our medium-term liquidity needs primarily relate to debt repayments, lease payments and potential early redemption of our 2025 Notes and 2026 Notes. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our 7.125% senior unsecured notes due 2027 (the “2027 Notes”), our Fairfax Notes and the potential future redemption of our preferred shares.

Our Series D preferred shares have an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and are redeemable by us at any time. Our Series E preferred shares have an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after February 13, 2019. Our Series G preferred shares have an annual dividend rate of 8.20% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after June 16, 2021. Our Series H preferred shares have an annual dividend rate of 7.875% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after August 11, 2021. Our Series I preferred shares have an annual dividend rate of 8.0% up to but not including October 30, 2023. On or after October 30, 2023, annual dividends on our Series I preferred shares will be based on three-month LIBOR plus a margin of 5.008% per $25.00 of liquidation preference per share. Our Series I preferred shares are redeemable by us any time on or after October 30, 2023.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities.

In 2019, we are focused on strengthening our balance sheet and increasing cash flows to become a platform for growth and consolidation in the containership industry. In terms of our balance sheet, we intend to diversify our sources of capital to enhance financial flexibility, stagger our debt maturity profile to reduce refinancing risk, decrease our leverage and grow our unencumbered asset pool. We are focused on allocating capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital. We intend to pursue synergistic opportunities in adjacent businesses to diversify cash flow drivers.

The following table summarizes our long-term debt and lease obligations as of September 30, 2019:

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available
Long-Term Debt
Revolving credit facilities	$756.0	$1,010.0	$254.0
Term loan credit facilities	1,648.8	2,048.8	400.0
Senior unsecured notes	80.0	80.0	—
Fairfax Notes	500.0	500.0	—
Fair value adjustment on term loan credit facilities	(0.5)	(0.5)	—
Debt discount on Fairfax Notes	(155.3)	(155.3)	—
Total Long-Term Debt	$2,829.0	$3,483.0	$654.0
Other Financing Arrangements
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	50.7	50.7	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	85.4	85.4	—
Leases for three 4500 TEU vessels	106.0	106.0	—
Leases for five 11000 TEU vessels	367.6	367.6	—
Total Other Financing Arrangements	609.7	609.7	—
Total Long-Term Debt and Other Financing Arrangements	$3,438.7	$4,092.7	$654.0

_____________________

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan, a portion of which amounts are non-recourse to Seaspan.

Long-Term Debt

As of September 30, 2019, we had $3.0 billion outstanding under our revolving credit facilities, term loan credit facilities, Fairfax Notes and 2027 Notes (collectively, our “Notes”). In addition, there is $654.0 million available to be drawn under our revolving credit facilities and term loan credit facilities. We primarily use our credit facilities to finance the construction and acquisition of vessels.

Revolving Credit Facilities

In September 2019, as part of the Program, we increased the committed amount of our revolving credit facility by $100.0 million which may be used to finance or refinance vessels and for general corporate purposes.

Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 2.25% as of September 30, 2019.

Term Loan Credit Facilities

In September 2019, as part of the Program, we increased the committed amount of our term loan credit facility by $400.0 million which may be used to finance or refinance vessels and for general corporate purposes.

Interest payments on our term loan credit facilities are based on either LIBOR plus margins, which ranged between 0.4% and 4.3% as of September 30, 2019.  For a portion of one of our term loans, interest is calculated based on the reference rate of KEXIM plus a margin, which was 0.7% as of September 30, 2019.

General

We primarily use our credit facilities, which, as at September 30, 2019, are secured by first-priority mortgages granted on 48 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels, assignments of management agreements for the vessels and pledges over various subsidiaries and relevant retention accounts.

We may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. In certain circumstances a prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time).  The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility, other than credit facilities of GCI’s subsidiaries, contains a mix of financial covenants requiring us to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Each GCI facility is guaranteed by GCI and as the guarantor, GCI must meet certain consolidated financial covenants under these term loan facilities including maintaining, certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower.  We were in compliance with these covenants at September 30, 2019.

Our Notes

Our 2025 Notes and 2026 Notes matures on February 14, 2025 and January 15, 2026, respectively. These notes bear interest at a fixed rate of 5.50% per year, payable quarterly in arrears and are guaranteed by certain of our subsidiaries. In addition, we have pledged our ownership interest in our subsidiary, GCI, as collateral for these notes. At any time on or after February 14, 2023 and January 15, 2024, we may elect to redeem all or any portion of the 2025 Notes and 2026 Notes, respectively. The redemption price will equal 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any certain additional amounts. Fairfax has the right to call for an early redemption on the anniversary date of each issuance, by providing notice between 150 and 120 days prior to the applicable anniversary date. In February 2019, Fairfax waived its right to call for early redemption of the outstanding Fairfax Notes for their anniversary dates in 2020. Therefore, the Fairfax Notes are not puttable until their respective anniversary dates in 2021.

Our 2027 Notes mature on October 30, 2027 and bear interest at a fixed rate of 7.125% per year, payable quarterly in arrears. Our 2027 Notes are callable at par plus accrued and unpaid interest, if any, any time after October 10, 2020.

In the event of certain changes in withholding taxes, at our option, we may redeem our 2027 Notes and Fairfax Notes, in each case in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the applicable notes), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase.

The indentures relating to the Fairfax Notes provided Fairfax with the right to designate (and Fairfax has designated) (i) two members of our board of directors if at least $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes remain outstanding or (ii) one member of the board of directors if at least $50.0 million but less than $125.0 million aggregate principal amount of either of the 2025 Notes or 2026 Notes remains outstanding.

Obligations under Other Financing Arrangements

Obligations under other financing arrangements consist of financing sale-leaseback arrangements with special purpose entities, which are consolidated by us as primary beneficiaries. These leases are provided by bank financial leasing  owners who legally own 10 of our vessels through the special purpose entities and are also granted other related security, such as assignments of time charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. We use these financing arrangements to finance the construction and acquisition of vessels.

As of September 30, 2019, our other financing arrangements provided for borrowings of approximately $609.7 million. Under these agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the lessors within a required period of time). If we default under our lease facilities, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under the lease facilities.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2018 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of US dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net cash flows from operating activities	$145,913	$150,589	$645,161	$355,943
Net cash flows from (used in) financing activities	(364,502)	(14,317)	(600,463)	383,312
Net cash flows used in investing activities	(115,971)	(14,309)	(142,758)	(601,396)

Operating Cash Flows

Net cash flows from operating activities was $145.9 million and $645.2 million for the three and nine months ended September 30, 2019, respectively, a decrease of $4.7 million and an increase of $289.2 million, respectively, compared with the same period in 2018. The decrease in net cash flows from operating activities for the three months ended September 30, 2019 was primarily due to an increase in drydock expenses. The increase in net cash flows from operating activities for the nine months ended September 30, 2019 was primarily due to cash received from the income related the modification of time charters of $227.0 million and an increase in time charter revenue, which was partially attributable to $42.9 million as a result of the GCI acquisition and $17.3 million for four vessel deliveries that occurred during the second quarter of 2018. For further discussion of changes in revenue, please read “―Three and Nine Months Ended September 30, 2019 Compared with Three and Nine Months Ended September 30, 2018”.

Financing Cash Flows

Net cash flows used in financing activities was $364.5 million and $600.5 million for the three and nine months ended September 30, 2019, respectively, an increase of $350.2 million and $983.8 million in cash used in financing activities, respectively, compared with the same periods in 2018. The increases were primarily due to more repayments of credit facilities in 2019 and redemption of series D preferred shares in September 2019.

Investing Cash Flows

Net cash flows used in investing activities was $116.0 million and $142.8 million for the three and nine months ended September 30, 2019, respectively, an increase of cash flows used of $101.7 million and a decrease of cash flows used of $458.6 million, respectively, compared to the same period in 2018. The increase in cash used in investing activities for the three months ended September 30, 2019 was primarily due to payments on early termination of interest rate swaps. The decrease in cash used in investing activities for the nine months ended September 30, 2019 was primarily due to the acquisition of GCI in March 2018 as well as lower vessel expenditures.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately six years, on a TEU-weighted basis. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the nine months ended September 30, 2019, we completed seven dry-dockings. For the remainder of 2019, we expect six additional vessels to complete dry-docking.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends.  We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term.  We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base.  The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:

•	the remaining lives of our vessels;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters;
•	future market charter rates for our vessels, particularly when they come off-charter;
•	our future operating and interest costs;
•	future operating and financing costs;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations; and
•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information – D. Risk Factors” in our 2018 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

(in thousands of US dollars, except per share amounts)	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Dividends on Class A common shares
Declared, per share	$0.1250	$—	$0.3750	$0.3750
Paid in cash	26,656	9,549	75,115	28,358
Reinvested in common shares through a dividend reinvestment plan	303	7,616	909	22,300
Accrued	—	—	—	—
	$26,959	$17,165	$76,024	$50,658
Dividends on preferred shares (paid in cash)
Series D	$4,014	$3,487	$10,987	$9,474
Series E	$2,793	$2,793	$8,378	$8,378
Series F	$—	$3,430	$—	$9,938
Series G	$3,998	$3,998	$11,994	$11,994
Series H	$4,442	$4,442	$13,326	$13,326
Series I	$3,000	$—	$9,000	$—

On October 7, 2019, the board of directors declared the cash dividends on our common and preferred shares as indicated above under “Subsequent Events—Dividends”.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2018 Annual Report.

Recently adopted accounting pronouncements

Effective January 1, 2019, we adopted ASU 2016-02, “Leases”, using the modified retrospective method, whereby a cumulative effect adjustment was made as of the date of initial application. We elected the practical expedient to use the effective date of adoption as the date of initial application. Accordingly, financial information and disclosures in the comparative period were not restated. We also elected to apply the package of practical expedients such that for any expired or existing leases, we did not reassess lease classification, initial direct costs or whether the relevant contracts are or contain leases. We did not use hindsight to reassess lease term for the determination of impairment of right-of-use assets.

The impacts of the adoption of ASU 2016-02 are as follows:

(in thousands of US dollars)	As reported at December 31, 2018	Adjustments	Adjusted at January 1, 2019
Right-of-use assets (1) (2)	$—	$1,068,272	$1,068,272
Other assets (2)	204,931	(17,286)	187,645
Accounts payable and accrued liabilities (1)	70,211	(2,460)	67,751
Current portion of operating lease liabilities (1)	—	160,174	160,174
Current portion of other long-term liabilities (3)	32,243	(22,183)	10,060
Operating lease liabilities (1)	—	893,272	893,272
Other long-term liabilities (3)	180,157	(158,870)	21,287
Deficit (3)	(645,638)	181,053	(464,585)

___________________

(1)

Upon adoption of ASU 2016-02, we recorded right-of-use assets and operating lease liabilities on the balance sheet for its vessel sale-leaseback transactions and office leases under operating lease arrangements. Prior to January 1, 2019, operating leases were not included on the balance sheet and were recorded as operating lease expenses when incurred. The amount recognized as operating lease liabilities was based on the present value of future minimum lease payments, discounted using the lessor’s rate implicit in the lease or our incremental borrowing rate if the lessor’s implicit rate is not readily determinable, and includes any existing accrued payments related to lease liabilities. Minimum lease payments referenced to an indexed rate were determined based on the respective rates at the adoption date.

(2)	Initial direct costs related to our vessel sale-leaseback transactions under operating lease arrangements were reclassified from other assets to right-of-use assets.
(3)	Deferred gain related to our vessel sale-leaseback transactions was recognized through deficit on the initial date of application.

The accounting for lessors is largely unchanged under ASU 2016-12. We evaluated our lessor arrangements and determined that the amounts recognized and the pattern of recognition remain substantially the same as existing guidance which was previously used by us.

Leases are classified as operating leases or financing leases based on the lease term and fair value associated with the lease. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.

    Lessor arrangements

We derive our revenue primarily from the charter of our vessels. Time charters classified as operating leases include a lease component associated with the use of the vessel and a non-lease component related to vessel management. Total consideration in the lease agreement is allocated between the lease and non-lease components based on their relative standalone selling prices. For arrangements where the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and the lease component, if accounted for separately, would be classified as an operating lease. We have elected to treat the lease and non-lease components as a single lease component. Revenue is recognized each day the vessels are on-hire, managed and performance obligations are satisfied. For financing leases that are classified as direct financing leases, the difference between the gross investment in the lease and the present value of the minimum lease payments and any unguaranteed residual value, if applicable, is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The lower of the fair value of the vessel based on information available at lease commencement date and the present value of the minimum lease payments computed using the interest rate implicit in the lease, represents the price, from which the carrying value of the vessel is deducted in order to determine the selling profit or loss. The unearned lease interest income including any selling profit and initial direct costs are deferred and amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in lease. Any selling loss related to direct financing leases are recognized at lease commencement date. For financing leases that are classified as sales-type leases, any selling profit or loss are recognized at lease commencement date. Initial direct costs are expensed at lease commencement date if the fair value of the vessel is different from its carrying amount.

    Lessee arrangements

We are the lessee in some of our vessel sale-leaseback transactions. Leases classified as operating leases are recorded as lease liabilities based on the present value of minimum lease payments over the lease term, discounted using the lessor’s rate implicit in the lease or our incremental borrowing rate, if the lessor’s implicit rate is not readily determinable. The lease term includes all periods covered by renewal and termination options where we are reasonably certain to exercise the renewal options or not to exercise the termination options. Corresponding right-of-use assets are recognized consisting of the lease liabilities, initial direct costs and any lease incentive payments.

Lease liabilities are drawn down as lease payments are made and right-of-use assets are depreciated over the term of the lease. Operating lease expenses are recognized on a straight-line basis over the term of the lease, consisting of interest accrued on the lease liability and depreciation of the right-of-use asset, adjusted for changes in index-based variable lease payments in the period of change.

Lease payments on short-term operating leases with lease terms twelve months or less are expensed as incurred.

Transactions are determined to be sale-leaseback transactions when control of the vessel is transferred. For sale-leaseback transactions, where we are the seller-lessee, any gains or losses on sale is recognized upon transfer.

Measurement of credit loss

In June 2016, Financial Account Standards Board (“FASB”) issued ASU 2016-13, “Measurement of Credit Loss on financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and investments in leases recognized by the lessor. The revised guidance is effective for fiscal years, excluding operating lease receivables, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim period within those years, beginning after December 15, 2018. The Company is evaluating this accounting update to determine the impact it will have on its consolidated financial statements.

Comparative information

Certain prior periods’ information have been reclassified to conform with current financial statement preparation.

Off-Balance Sheet Arrangements

At September 30, 2019, we had no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended September 30, 2019, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward‑looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future growth prospects and ability to expand our business;
•	our expectations as to impairments of our vessels, including the timing and amount of currently anticipated impairments;
•	the future valuation of our vessels and goodwill;
•	potential acquisitions, vessel financing arrangements and other investments, and our expected risks and benefits from such transactions as well as the likelihood of consummating any such transactions;
•	future time charters and vessel deliveries, including future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•	our expectations about the availability of vessels to purchase and the useful lives of our vessels;
•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates, increased technological innovation in competing vessels and other factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow and repay funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to meet our current liabilities as they come due;
•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	the introduction of new accounting rules for leasing and exposure to currency exchange rates and interest rate fluctuations;
•	conditions inherent in the operation of ocean-going vessels, including acts of piracy;
•	acts of terrorism or government requisition of our containerships during periods of war or emergency;
•	adequacy of our insurance to cover losses that result from the inherent operational risks of the shipping industry;
•	lack of diversity in our operations and in the type of vessels in our fleet;
•	conditions in the public equity market and the price of our shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	compliance with and changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;
•	our continued ability to meet specified restrictive covenants and other conditions in our financing and lease arrangements, our Notes and our preferred shares;
•

any economic downturn in the global financial markets and export trade and increase in trade protectionism and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•

some of our directors and investors may have separate interests which may conflict with those of our shareholders and they may be difficult to replace given the anti-takeover provisions in our organizational documents;

•	taxation of our Company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income and exemption from tax on China-sourced international transportation service income;
•	the ability to bring claims in China and Marshall Islands, where the legal systems are not well-developed;
•	potential liability from future litigation; and
•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors listed above and including, but not limited to, those set forth in “Part II – Other Information – Item 1A – Risk Factors” and “Item 3. Key Information—D. Risk Factors” in our 2018 Annual Report on Form 20-F filed on March 26, 2019 and in “Risk Factors” in Reports on Form 6-K that are filed with the Securities and Exchange Commission from time to time relating to our quarterly financial results, including this Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.

Interest Rate Risk

As of September 30, 2019, our variable-rate credit facilities totaled $2.35 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $622.8 million. These interest rate swaps have a fair value of $55.6 million in the counterparties’ favor.

The tables below provide information about our financial instruments at September 30, 2019 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 9 and 10 to our consolidated financial statements included in our 2018 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in thousands of US dollars)	Remainder of 2019	2020	2021	2022	2023	Thereafter
Credit Facilities(1)	$233,239	$171,484	$271,726	$497,563	$270,933	$903,908
Sale-Leaseback Facilities(2)	7,775	41,184	42,459	43,801	87,143	281,289
Vessel Operating Leases(3)	38,148	152,702	153,166	147,415	147,824	502,560

_____________________

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.

(2)	Represents payments, excluding amounts representing interest payments, on amounts drawn on our lease facilities that bear interest at variable rates.
(3)

Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. Payments under the operating leases have a variable component based on underlying interest rates.

As of September 30, 2019, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of September 30, 2019 (in thousands of US dollars)	Maximum Notional Amount(1) (in thousands of US dollars)	Effective Date	Ending Date
5.4200%	$348,047	$348,047	September 6, 2007	May 31, 2024
1.6490%	160,000	160,000	September 27, 2019	May 14, 2024
5.6000%	114,800	114,800	June 23, 2010	December 23, 2021	(2)

_____________________

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of September 30, 2019, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of September 30, 2019. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

None.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

Not Applicable.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

None.

Item 6 — Exhibits

None.